Exhibit 99.2

UNDERWRITING AGREEMENT

between

DRAGANFLY INC.

and

ThinkEquity,

a division of Fordham Financial Management, Inc.,

as Representative of the Several Underwriters

DRAGANFLY INC.

UNDERWRITING AGREEMENT

New York, New York
July 29, 2021

ThinkEquity,
A Division of Fordham Financial Management, Inc.

As Representative of the several Underwriters named on Schedule 1 attached hereto
17 State Street, 22nd Floor
New York, New York 10004

Ladies and Gentlemen:

The undersigned, Draganfly Inc., a corporation formed under the laws of the Province of British Columbia, Canada (collectively with its subsidiaries, including, without limitation, all entities disclosed or described in the Registration Statement (as hereinafter defined) as being subsidiaries of Draganfly Inc., the “Company”), proposes to issue and sell an aggregate of 5,000,000 common shares of the Company, with no par value per share (the “Common Shares”), to ThinkEquity, a division of Fordham Financial Management, Inc. (hereinafter referred to as the “Representative”), and the other underwriters named on Schedule 1 hereto for which the Representative is acting as representative (the Representative and such other underwriters being collectively called the “Underwriters” or, individually, an “Underwriter”). The 5,000,000 Common Shares to be sold by the Company to the Underwriters are called the “Firm Shares”. In addition, the Company has granted to the Underwriters an option to purchase up to 750,000 additional Common Shares as provided in Section 1.3.1 (the “Over-allotment Option”). Such 750,000 additional Common Shares are hereinafter referred to as the “Option Shares.” The Firm Shares and, if and to the extent the Over-allotment Option is exercised, the Option Shares are collectively called the “Offered Shares.” The share and per share information in this Agreement reflects the Consolidation (as defined below).

The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Canada/United States Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions (as defined below) (the “Canadian Securities Regulators”) and the Commission, a registration statement on Form F-10 (File No. 333-258074) for the registration of the offering of the Offered Shares under the United States Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Securities Act Regulations”), including the Canadian Base Prospectus (as defined below) and the Canadian Preliminary Prospectus Supplement (as defined below), in each case in the English language, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission. Such registration statement, as amended, at any given time, including the financial statements, exhibits and schedules thereto, and the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness pursuant to Item 4 of Form F-10 and the Securities Act, is called the “Registration Statement.” The preliminary prospectus included in the Registration Statement at the time it became effective under the Securities Act describing the Offered Shares and the offering thereof in the United States of America, its territories and possessions, any state of the United States and the District of Columbia (the “United States”) is called the “U.S. Preliminary Prospectus,” and the U.S. Preliminary Prospectus and any other prospectus in preliminary form that describes the Offered Shares and the offering thereof and is used prior to the filing of the U.S. Final Prospectus (as defined below) in the United States is called a “U.S. preliminary prospectus.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”).

In addition, the Company has prepared and filed (i) with the Canadian Securities Regulators in each of the provinces of British Columbia, Saskatchewan and Ontario (the “Qualifying Jurisdictions”), a preliminary short form base shelf prospectus dated June 30, 2021 (in the English language together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Base Prospectus”) and a short form base shelf prospectus dated July 14, 2021, relating to the distribution up to CDN$200,000,000 aggregate initial offering amount of common shares, preferred shares, warrants, subscription receipts and units of the Company (such short form base shelf prospectus in the English language, together with all of the documents and information incorporated therein by reference, the “Canadian Base Prospectus”) pursuant to NI 44-101 (defined below) and NI 44-102 (defined below) (the “Shelf Procedures”) and (ii) with the Canadian Securities Regulators in the Qualifying Jurisdictions, a preliminary short form prospectus supplement dated July 21, 2021 to the Canadian Base Prospectus, relating to the distribution of the Offered Shares (in the English language together with all of the documents and information incorporated therein by reference, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Prospectus, in the English language together with all of the documents and information incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus.” “Preliminary Offering Documents” means the Canadian Preliminary Prospectus and U.S. Preliminary Prospectus (including, for greater certainty, the documents incorporated therein by reference). “NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Canadian Securities Regulators and “NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions adopted by the Canadian Securities Regulators. “NI 44-102” means National Instrument 44-102 – Shelf Distributions adopted by the Canadian Securities Regulators. “NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators.

The Company is prepared to file with the Commission pursuant to General Instruction II.L of Form F-10 the Canadian Prospectus Supplement (as defined below), which includes pricing and other information omitted from the U.S. Preliminary Prospectus, in the English language with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “U.S. Prospectus Supplement”), such U.S. Prospectus Supplement together with the Canadian Base Prospectus included in the Registration Statement relating to the offer and sale of the Offered Shares used in the United States, including the documents incorporated by reference therein, is herein called the “U.S. Final Prospectus.” In addition, the Company is prepared to file a final prospectus supplement (the “Canadian Prospectus Supplement”) to the Canadian Base Prospectus, which includes pricing and other information omitted from the Canadian Preliminary Prospectus, in the English language, and all necessary related documents in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions on or before 5:30 p.m. Eastern time on July 30, 2021 or such later date and time as the Company and the Representative, on behalf of the Underwriters, may mutually agree upon in writing (the “Qualification Deadline”). The Canadian Prospectus Supplement, together with the Canadian Base Prospectus, including all documents incorporated therein by reference (but not including any prospectus supplement other than the Canadian Prospectus Supplement), is hereinafter referred to as the “Canadian Final Prospectus.” “Final Offering Documents” means the Canadian Final Prospectus and the U.S. Final Prospectus (including, for greater certainty, the documents incorporated therein by reference).

As used herein, “Applicable Time” means 5:30 p.m. Eastern time on July 29, 2021.

“Bona Fide Electronic Road Show” means a “bona fide electronic road show” as defined in Rule 433 of the Securities Act Regulations.

“Canadian Public Disclosure Documents” means all information filed by or on behalf of the Company since January 1, 2020 with the Canadian Securities Regulators in the Qualifying Jurisdictions and available for public viewing on SEDAR (as defined below);

“Canadian Securities Laws” means collectively, all applicable securities laws in Canada and the respective rules and regulations made thereunder, together with applicable multilateral or national instruments, orders, rulings, policies, rules and other regulatory instruments issued or adopted (and published) by Canadian Securities Regulators.

“distribution”, as used in this Agreement for purposes of Canadian Securities Laws matters has the meaning given to it in the Securities Act (British Columbia).

“Free Writing Prospectus” means a “free writing prospectus” as defined in Rule 405 of the Securities Act Regulations.

“Offering” means the offering and sale of the Offered Shares.

“Offering Document Amendment” means any amendment or supplement to any Offering Document (as defined below) pursuant to this Agreement (as defined below), including, in respect of the Canadian Final Prospectus, any amendment to the Canadian Final Prospectus and any documents incorporated or deemed incorporated by reference therein and any amendment or supplemental prospectus that may be filed by or on behalf of the Company under applicable Canadian Securities Laws (as defined hereinafter) relating to the offering and sale of the Offered Shares (a “Canadian Prospectus Amendment”). “Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any Offering Document Amendment (including, for greater certainty, the documents incorporated therein by reference).

“Road Show” means a “road show” (as defined in Rule 433 of the Securities Act Regulations) relating to the offering of the Offered Shares contemplated hereby that is a “written communication” (as defined in Rule 405 of the Securities Act Regulations).

“Shelf Information” means, collectively, the information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement.

“Time of Sale Prospectus” means the U.S. Preliminary Prospectus and the information included on Schedule 2 hereto, all considered together.

“United States Securities Laws” means United States federal and state securities laws.

As used herein, the terms “Registration Statement”, “Preliminary Offering Documents”, “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (including without limitation any marketing material) (the “Incorporated Documents”), including, unless the context requires otherwise, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to the Registration Statement, any U.S. preliminary prospectus (including the U.S. Preliminary Prospectus), or the U.S. Final Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). All references in this Agreement to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Canadian Securities Regulators in the Qualifying Jurisdictions pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Underwriters shall offer the Offered Shares for sale to the public directly and through other duly registered investment dealers and brokers in the United States only as permitted by Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) and upon the terms and conditions set forth in the Offering Documents and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute any of the Offering Documents or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the states of the United States in which the Offered Shares (and their offer and sale) are duly qualified (to the extent required) under United States federal and applicable United States state securities laws, or such other jurisdictions as may be mutually agreed upon by the Representative, on behalf of the Underwriters, and the Company. The Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (the “Exchange Act Regulations”), will not offer or sell any Offered Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act.

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or brokers as their agents to assist in the offer and sale of the Offered Shares. The Underwriters shall, and shall require any such dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the offer and sale of the Offered Shares (a “Selling Firm”) to, comply with the Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through the Selling Firms upon the terms and conditions (including the offer price) set out in the Offering Documents and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in the United States, and those jurisdictions outside of the United States and Canada where the Offered Shares may be lawfully offered for sale and sold.

The Underwriters shall, and shall require any Selling Firm to agree to, observe and distribute the Offered Shares in a manner that complies with all applicable laws and regulations (including all Canadian Securities Laws (as defined hereinafter) and United States Securities Laws (as defined hereinafter) in connection with the offer and sale of Offered Shares) in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Offering Documents in connection with the offer and sale of the Offered Shares and will not, and will require any Selling Firm not to, directly or indirectly, offer, sell or deliver any Offered Shares or Offering Documents or any other document to any person in any jurisdiction except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdictions (other than the Qualifying Jurisdictions and the United States).

The Representative shall promptly notify the Company when, in its opinion, the distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in the United States, and those jurisdictions outside of the United States and Canada where the Offered Shares may be lawfully offered for sale and sold.

The Company confirms as follows its agreements with the Representative and the several other Underwriters.

1.              Purchase and Sale of Offered Shares.

1.1               Firm Shares. On the basis of the representations, warranties and agreements of the Company herein contained and subject to the terms and conditions of this Underwriting Agreement (this “Agreement”), the Company agrees to issue and sell, and the Underwriters, severally and not jointly, agree to purchase from the Company, the Firm Shares in the numbers set forth opposite the respective names of the Underwriters on Schedule 1 attached hereto and made a part hereof at a purchase price of $3.72 per Firm Share (93% of the per Firm Share public offering price). The Firm Shares are to be offered initially to the public at the offering price set forth in the Time of Sale Prospectus and the Final Offering Documents.

1.2               Firm Shares Payment and Delivery.

1.2.1          Timing of Delivery and Payment. Delivery and payment for the Firm Shares shall be made at 10:00 a.m., Eastern time, on the second (2nd) Business Day following the effective date (the “Effective Date”) of the Registration Statement (or the third (3rd) Business Day following the Effective Date if the pricing for the Offering occurs after 4:01 p.m., Eastern time on the Effective Date), or at such earlier time as shall be agreed upon by the Representative and the Company, at the offices of Clark Wilson LLP (“Representative Counsel”), 900 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, Canada, or at such other place (or remotely by facsimile or other electronic transmission) as shall be agreed upon by the Representative and the Company. The hour and date of delivery and payment for the Firm Shares is called the “Closing Date”.

1.2.2          Payment. Payment for the Firm Shares shall be made on the Closing Date by wire transfer in Federal (same day) funds, payable to the order of the Company upon delivery of the certificates (in form and substance satisfactory to the Underwriters) representing the Firm Shares (or through the facilities of the Depository Trust Company (“DTC”)) for the account of the Representative. The Firm Shares shall be registered in such name or names and in such authorized denominations as the Representative may request in writing at least two (2) full Business Days prior to the Closing Date. The Company shall not be obligated to sell or deliver the Firm Shares except upon tender of payment by the Representative for all of the Firm Shares. The term “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

1.3               Over-allotment Option.

1.3.1          Option Shares. For the purposes of covering any over-allotments in connection with the distribution and sale of the Firm Shares by the Underwriters, and subject to all the terms and conditions of this Agreement, the Company hereby grants to the Underwriters the Over-allotment Option to purchase, severally and not jointly, up to 750,000 Option Shares, representing fifteen percent (15%) of the Firm Shares sold in the Offering, at the same price as the Underwriters shall pay for the Firm Shares.

1.3.2          Exercise of Option. The Over-allotment Option granted pursuant to this Agreement may be exercised by the Representative as to all (at any time) or any part (from time to time) of the Option Shares within 45 days after the Closing Date. The Underwriters shall not be under any obligation to purchase any Option Shares prior to the exercise of the Over-allotment Option. The Over-allotment Option granted hereby may be exercised by the giving of oral notice to the Company from the Representative, which must be confirmed in writing by overnight mail or same day facsimile or other electronic transmission setting forth the number of Option Shares to be purchased and the date and time for delivery of and payment for the Option Shares (the “Option Closing Date”), which shall not be later than two (2) full Business Days after the date of the notice or such other time as shall be agreed upon by the Company and the Representative, at the offices of Representative Counsel, or at such other place (including remotely by facsimile or other electronic transmission) as shall be agreed upon by the Company and the Representative. If such delivery and payment for the Option Shares does not occur on the Closing Date, the Option Closing Date will be as set forth in the notice. Upon exercise of the Over-allotment Option with respect to all or any portion of the Option Shares, subject to the terms and conditions set forth herein, (i) the Company shall become obligated to sell to the Underwriters the number of Option Shares specified in such notice and (ii) each of the Underwriters, acting severally and not jointly, shall purchase that portion of the total number of Option Shares then being purchased as set forth in Schedule 1 opposite the name of such Underwriter, subject, in each case, to such adjustments as the Representative, in its sole discretion, shall determine.

1.3.3          Payment and Delivery. Payment for the Option Shares shall be made on the Option Closing Date by wire transfer in Federal (same day) funds, payable to the order of the Company upon delivery to the Representative of certificates (in form and substance satisfactory to the Representative) representing the Option Shares (or through the facilities of DTC) for the account of the Underwriters. The Option Shares shall be registered in such name or names and in such authorized denominations as the Representative may request in writing at least two (2) full Business Days prior to the Option Closing Date. The Company shall not be obligated to sell or deliver the Option Shares except upon tender of payment by the Representative for applicable Option Shares. The Option Closing Date may be simultaneous with, but not earlier than, the Closing Date; and in the event that such time and date are simultaneous with the Closing Date, the term “Closing Date” shall refer to the time and date of delivery of the Firm Shares and Option Shares.

1.4               Representative’s Warrants.

1.4.1          Purchase Warrants. The Company hereby agrees to issue to the Representative (and/or its permitted designees) on the Closing Date or Option Closing Date, as applicable, a three- year warrant (the “Representative’s Warrant”) for the purchase of such number of Common Shares, as is equal to 5% of the Offered Shares issued on such Closing Date or Option Closing Date, as applicable. The Representative’s Warrant agreement, in the form attached hereto as Exhibit A (the “Representative’s Warrant Agreement”), shall be exercisable, in whole or in part, commencing on a date which is six (6) months after the Effective Date and expiring on the three-year anniversary of the Effective Date at an initial exercise price per Common Share of $5.00, being equal to 125% of the initial public offering price of the Firm Shares. The Representative’s Warrant and the Common Shares issuable upon exercise thereof (the “Underlying Common Shares”) are hereinafter referred to together as the “Representative’s Securities”. The Representative understands and agrees that there are significant restrictions pursuant to FINRA Rule 5110 against transferring the Representative’s Warrant and the Underlying Common Shares (as defined herein) including during the one hundred eighty (180) days after the Effective Date and by its acceptance thereof shall agree that it will not sell, transfer, assign, pledge or hypothecate the Representative’s Warrant, or any portion thereof, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of one hundred eighty (180) days following the Effective Date to anyone other than (i) an Underwriter or Selling Firm in connection with the Offering, or (ii) a bona fide officer or partner of the Representative or of any such Underwriter or Selling Firm; and only if any such transferee agrees to the foregoing lock-up restrictions.

1.4.2          Delivery. Delivery of the Representative’s Warrant Agreement shall be made on the Closing Date or Option Closing Date, as applicable, and shall be issued in the name or names and in such authorized denominations as the Representative may request, in compliance with applicable United States Securities Laws and the rules of FINRA.

2.              Representations and Warranties of the Company.

The Company represents and warrants to the Underwriters as of the Applicable Time, and as of the Closing Date and as of each Option Closing Date, if any, as follows (unless otherwise indicated, and all references to the Company in this Section 2 shall refer to the Company and its subsidiaries):

2.1               Compliance with Registration Requirements. The Registration Statement has become effective on July 29, 2021 upon filing pursuant to Rule 467(a) under the Securities Act. The Company has complied, to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information, if any. Neither the Commission nor, to the Company’s knowledge, any state regulatory authority has issued any order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Final Prospectus or has instituted or, to the Company’s knowledge, threatened to institute, any proceedings with respect to such an order.

2.2               Pursuant to the Exchange Act. The Company has filed with the Commission a Form 8-A (File Number 001-40688) providing for the registration pursuant to Section 12(b) of the Exchange Act of the Common Shares, which registration statement complies in all material respects with the Exchange Act. The registration of the Common Shares under the Exchange Act has been declared effective by the Commission on or prior to the date hereof. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration.

2.3               Stock Exchange Listing. The Company’s Common Shares are currently quoted on the OTCQB under the symbol “DFLYF” and are also listed on the Canadian Securities Exchange (the “CSE”) under the symbol “DFLY”. The Common Shares have been approved for listing on the Nasdaq Capital Market (the “Nasdaq”), and the Company has taken no action designed to, or likely to have the effect of, delisting the Common Shares from the Nasdaq or from the CSE, nor has the Company received any notification that the Nasdaq or the CSE is contemplating terminating either such listing or the Company is out of compliance with the listing or maintenance requirements of the Nasdaq or the CSE. Upon listing on the Nasdaq, the Company’s Common Shares will trade under the new ticker symbol “DPRO” on the Nasdaq and the CSE.

2.4               Foreign Private Issuer. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements to use Form F-10 under the Securities Act to register the offering of the Offered Shares under the Securities Act. The Company has prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to applicable requirements of the Securities Act.

2.5               Disclosures in Registration Statement.

2.5.1          Compliance with Securities Act and 10b-5 Representation.

(i)                 Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the requirements of the Securities Act and the Securities Act Regulations. The U.S. Preliminary Prospectus, and any other U.S. preliminary prospectus, and the U.S. Final Prospectus, at the time it was filed with the Commission, complied in all material respects with the requirements of the Securities Act and the Securities Act Regulations. The U.S. Preliminary Prospectus delivered to the Underwriters for use in connection with the Offering and the U.S. Final Prospectus was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(ii)               The Registration Statement, at its effective time (including any information omitted from the Registration Statement at the time the Registration Statement became effective but that is deemed to be part of and included in the Registration Statement pursuant to General Instruction II.L. of Form F-10 under the Securities Act), did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the effective time which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission; provided, however, that this representation and warranty shall not apply to statements made or statements omitted in reliance upon and in conformity with written information furnished to the Company with respect to the Underwriters by the Representative expressly for use in the Registration Statement. The parties acknowledge and agree that such information provided by or on behalf of any Underwriter consists solely of the following disclosure contained in the “Underwriting” section of the U.S. Prospectus Supplement: the second sentence of the third paragraph regarding concessions, the first three sentences in the subsection entitled “Electronic Offer, Sale and Distribution of Securities”, and disclosure contained in the subsections entitled “Stabilization”, “Passive Market Making”, “Discretionary Accounts” and “Other Relationships” (the “Underwriters’ Information”);

(iii)             The Time of Sale Prospectus, as of the Applicable Time, did not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to the Underwriters’ Information; and

(iv)              None of the Preliminary Offering Documents, the Final Offering Documents, or any amendment or supplement thereto, as of their respective issue dates, at the time of any filing with the Commission or the Canadian Securities Regulators, as applicable, at the Closing Date or at any Option Closing Date, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to the Underwriters’ Information.

2.5.2          Disclosure of Agreements. The agreements and documents described in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents conform in all material respects to the descriptions thereof contained therein and there are no agreements or other documents required by the Securities Act, the Securities Act Regulations and applicable Canadian Securities Laws to be described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents or to be filed with the Commission as exhibits to the Registration Statement, that have not been so described or filed. Each agreement or other instrument (however characterized or described) to which the Company is a party or by which it is or may be bound or affected and (i) that is referred to in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, or (ii) is material to the Company’s business, has been duly authorized and validly executed by the Company, is in full force and effect in all material respects and is enforceable against the Company and, to the Company’s knowledge, the other parties thereto, in accordance with its terms, except (x) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, (y) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws, and (z) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. None of such agreements or documents has been assigned by the Company, and neither the Company nor, to the Company’s knowledge, any other party is in default thereunder and, to the Company’s knowledge, no event has occurred that, with the lapse of time or the giving of notice, or both, would constitute a default thereunder. To the Company’s knowledge, performance by the Company of the material provisions of such agreements or documents will not result in a violation of any applicable law, rule, regulation, judgment, order or decree of any governmental or regulatory agency or court, domestic or foreign, having jurisdiction over the Company or any of its assets or business (each, a “Governmental Entity”).

2.5.3           Prior Securities Transactions. Since July 1, 2020, no securities of the Company have been sold by the Company or to its knowledge by or on behalf of, or for the benefit of, any person or persons controlling, controlled by or under common control with the Company, except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Preliminary Offering Documents.

2.5.4          Regulations. The disclosures in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents concerning the effects of federal, state, local and all foreign laws, rules and regulations relating to the Offering and the Company’s business as currently contemplated are correct in all material respects and no other such regulations are required to be disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents which are not so disclosed.

2.5.5          No Other Distribution of Offering Materials. The Company has not, directly or indirectly, distributed and shall not distribute any offering material in connection with the Offering other than any Preliminary Offering Document, the Final Offering Documents and other materials, if any, permitted under the Securities Act and consistent with Section 3.2 and Section 3.3 below.

2.6               Changes After Dates in Registration Statement.

2.6.1          No Material Adverse Change. Since the respective dates as of which information is given in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, except as otherwise specifically stated therein: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect (as defined below) and no material adverse change in the financial position or results of operations of the Company, nor any change or development that, singularly or in the aggregate, would involve a material adverse change or a prospective material adverse change, in or affecting the condition (financial or otherwise), results of operations, business, assets or prospects of the Company (a “Material Adverse Change”); (ii) there have been no material transactions entered into by the Company, other than as contemplated pursuant to this Agreement; and (iii) no officer or director of the Company has resigned from any position with the Company. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Offered Shares contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day (as defined below) prior to the date that this representation is made.“Material Adverse Effect” means a material adverse effect on the results of operations, assets, business, prospects, properties or condition (financial or otherwise) of the Company. “Trading Day” means a day on which the Nasdaq is open for trading.

2.6.2          Recent Securities Transactions, etc. Subsequent to the respective dates as of which information is given in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, and except as may otherwise be indicated or contemplated herein or disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company has not: (i) issued any securities (other than (x) grants under any share compensation plan and (y) shares issued upon exercise or conversion of options, warrants or convertible securities described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents) or incurred any material liability or obligation, direct or contingent, for borrowed money; or (ii) declared or paid any dividend or made any other distribution on or in respect of its capital stock.

2.6.3          Independent Accountants. To the knowledge of the Company, Dale Matheson Carr-Hilton Labonte LLP (the “Auditor”), whose report is filed with the Commission as part of the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus, is an independent registered public accounting firm as required by the Securities Act and the Securities Act Regulations and the Public Company Accounting Oversight Board. Except as may otherwise be disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Auditor has not, during the periods covered by the financial statements included in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, provided to the Company any non-audit services, as such term is used in Section 10A(g) of the Exchange Act. The Auditor is independent in accordance with the auditors’ rules of professional conduct of the Chartered Professional Accountants of British Columbia, is an independent public accountant as required under the Canadian Securities Laws of the Provinces of British Columbia and Alberta and there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) between the Company and the Auditor.

2.6.4          Financial Statements, etc. The financial statements, including the notes thereto, included in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, fairly present in all material respects the financial position and the results of operations of the Company at the dates and for the periods to which they apply; comply in all material respects with the applicable accounting requirements and rules and regulations of the Commission with respect thereto as in effect at the time of filing; and such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), consistently applied throughout the periods involved (provided that unaudited interim financial statements are subject to year-end audit adjustments that are not expected to be material in the aggregate and do not contain all footnotes required by IFRS); and any supporting schedules included in the Registration Statement present fairly the information required to be stated therein. Except as included therein, no historical or pro forma financial statements are required to be included in the Registration Statement, the Time of Sale Prospectus or the U.S. Final Prospectus under the Securities Act or the Securities Act Regulations. The pro forma and pro forma as adjusted financial information and the related notes, if any, included in the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus have been properly compiled and prepared in accordance with the applicable requirements of the Securities Act and the Securities Act Regulations and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. All disclosures contained in the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission), if any, comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, if and to the extent applicable. Each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents discloses all material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that may have a material current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, (a) neither the Company nor any of its direct and indirect subsidiaries, including each entity disclosed or described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents as being a subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”), has incurred any material liabilities or obligations, direct or contingent, or entered into any material transactions other than in the ordinary course of business, (b) the Company has not declared or paid any dividends or made any distribution of any kind with respect to its capital stock, (c) there has not been any change in the capital stock of the Company, or any of its Subsidiaries, other than (i) grants under any share compensation plan, and (ii) shares issued upon exercise or conversion of options, warrants, or convertible securities described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents), and (d) there has not been any Material Adverse Change in the Company’s long-term or short-term debt, and (e) the Company has not altered its method of accounting.

2.6.5          Authorized Capital; Options, etc. The Company had, at the date or dates indicated in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the duly authorized, issued and outstanding capitalization as set forth therein. Based on the assumptions stated in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company will have on the Closing Date the adjusted share capitalization set forth therein. Except as set forth in, or contemplated by, the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, on the Effective Date, as of the Applicable Time, and on the Closing Date and any Option Closing Date, respectively, there will be no stock options, warrants, or other rights to purchase or otherwise acquire any authorized but unissued Common Shares, or any security convertible or exercisable into Common Shares, or any contracts or commitments to issue or sell Common Shares or any such options, warrants, rights or convertible securities. No individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind (a “Person”) has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement or the Representative’s Warrant Agreement. The issuance and sale of the Offered Shares will not obligate the Company to issue Common Shares or other securities to any Person (other than the Underwriters) and will not result in a right of any holder of securities of the Company to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders that are control persons.

2.7               Valid Issuance of Securities, etc.

2.7.1          Outstanding Securities. All issued and outstanding securities of the Company issued prior to the transactions contemplated by this Agreement have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all United States Securities Laws and all Canadian Securities Laws; the holders thereof have no rights of rescission with respect thereto, and are not subject to personal liability by reason of being such holders; and none of such securities were issued in violation of the pre-emptive rights of any holders of any security of the Company or similar contractual rights granted by the Company. The authorized Common Shares and other securities of the Company to be outstanding upon consummation of the Offering conform in all material respects to all statements relating thereto contained in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents. The offers and sales of the outstanding Common Shares were at all relevant times either registered or qualified under the Securities Act, the applicable state securities or “blue sky” laws and the applicable Canadian provincial securities laws or, based in part on the representations and warranties of the purchasers of such Common Shares, exempt or excluded from such registration or qualification requirements. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, accurately and fairly present, in all material respects, the information required to be shown with respect to such plans, arrangements, options and rights.

2.7.2          Securities Sold Pursuant to this Agreement. The Offered Shares and the Representative’s Warrants have been duly authorized for issuance and sale and, when issued and paid for, will be validly issued, fully paid and non-assessable (as applicable), free and clear of all liens imposed by the Company; the holders thereof are not and will not be subject to personal liability by reason of being such holders; the Offered Shares and Representative’s Warrants are not and will not be subject to the pre-emptive rights of any holders of any security of the Company or similar contractual rights granted by the Company; and all corporate action required to be taken for the authorization, issuance and sale of the Offered Shares and Representative’s Securities has been duly and validly taken; the Underlying Common Shares have been duly authorized and reserved for issuance by all necessary corporate action on the part of the Company and when paid for and issued in accordance with the Representative’s Warrant Agreement, such Underlying Common Shares will be validly issued, fully paid and non-assessable; the holders thereof are not and will not be subject to personal liability by reason of being such holders; and the Offered Shares and Representative’s Securities conform in all material respects to all statements with respect thereto contained in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

2.8               Registration Rights of Third Parties. No holders of any securities of the Company or any rights exercisable for or convertible or exchangeable into securities of the Company have the right to require the Company to register any such securities of the Company under the Securities Act or to include any such securities in a registration statement to be filed by the Company.

2.9               Validity and Binding Effect of Agreements. This Agreement and the Representative’s Warrant Agreement have been duly and validly authorized by the Company, and, when executed and delivered, will constitute, the valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, except: (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (ii) as enforceability of any indemnification or contribution provision may be limited under the federal and state securities laws; and (iii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.10            No Conflicts, etc. The execution, delivery and performance by the Company of this Agreement, the Representative’s Warrant Agreement and all ancillary documents thereto, the consummation by the Company of the transactions herein and therein contemplated and the compliance by the Company with the terms hereof and thereof do not and will not, with or without the giving of notice or the lapse of time or both: (i) result in a breach of, or conflict with any of the terms and provisions of, or constitute a default under, or result in the creation, modification, termination or imposition of any lien, charge or encumbrance upon any property or assets of the Company or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company debt or otherwise) or other understanding pursuant to the terms of any agreement or instrument to which the Company is a party; (ii) result in any violation of the provisions of the Company’s Notice of Articles or Articles (as the same may be amended or restated from time to time, collectively, the “Articles”); or (iii) violate any existing applicable law, rule, regulation, judgment, order or decree of any Governmental Entity as of the date hereof; except, in each case, where the foregoing would not reasonably be expected to have a Material Adverse Effect.

2.11           Regulatory. Except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents: (i) the Company has not received notice from any Governmental Entity alleging or asserting noncompliance with any Applicable Regulations (as defined in clause (ii) below) or Authorizations (as defined in clause (iii) below); (ii) the Company is and has been in compliance with federal, state, provincial or foreign statutes, laws, ordinances, rules and regulations applicable to the Company (collectively, “Applicable Regulations”), except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; (iii) the Company possesses all licenses, certificates, approvals, clearances, consents, authorizations, qualifications, registrations, permits, and supplements or amendments thereto required by any such Applicable Regulations and/or to carry on its businesses as now conducted (“Authorizations”), except where the failure to possess such Authorizations would not reasonably be expected to have a Material Adverse Effect, and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations, except where the invalidity, ineffectiveness or violation of such Authorizations would not reasonably be expected to have a Material Adverse Effect; (iv) the Company has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Regulations or Authorizations or has any knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, has there been any material noncompliance with or violation of any Applicable Regulations by the Company that could reasonably be expected to result in the issuance of any such communication or an investigation, corrective action, or enforcement action by any Governmental Entity; and (v) the Company has not received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such Governmental Entity has threatened or is considering such action. Neither the Company nor, to the Company’s knowledge, any of its directors, officers or employees or agents has been convicted of any crime under any Applicable Regulations.

2.12           No Defaults; Violations. No material default by the Company, or to the knowledge of the Company, by any third party exists in the due performance and observance of any term, covenant or condition of any material license, contract, indenture, mortgage, deed of trust, note, loan or credit agreement, or any other material agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which the Company is a party or by which the Company may be bound or to which any of the properties or assets of the Company is subject. The Company is not (i) in violation of any term or provision of its Articles, or (ii) in violation of any franchise, license, permit, applicable law, rule, regulation, judgment or decree of any Governmental Entity, except such violations which would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.13           Corporate Power; Licenses; Consents.

2.13.1      Conduct of Business. The Company has all requisite corporate power and authority, and has all necessary authorizations, approvals, orders, licenses, certificates and permits of and from all Governmental Entities that it needs as of the date hereof to conduct its business as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents except for the absence of which would not reasonably be expected to have a Material Adverse Effect.

2.13.2      Transactions Contemplated Herein. The Company has all corporate power and authority to enter into this Agreement and the Representative’s Warrant Agreement and to carry out the provisions and conditions hereof and thereof, and all consents, authorizations, approvals and orders required in connection therewith have been obtained and no further action is required by the Company, the Company’s Board of Directors (the “Board”) or its shareholders in connection herewith or therewith. No consent, authorization or order of, and no filing with, any court, government agency or other body is required for the valid issuance, sale and delivery of the Offered Shares and the consummation of the transactions and agreements contemplated by this Agreement and the Representative’s Warrant Agreement and as contemplated by the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, except with respect to applicable securities laws, the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and the rules and policies of the Nasdaq and the CSE.

2.14           D&O Questionnaires. To the Company’s knowledge, all information contained in any questionnaires (the “Questionnaires”) completed by each of the Company’s directors and officers immediately prior to the Offering (the “Insiders”) as supplemented by all information concerning the Company’s directors and officers as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, is true and correct in all material respects and the Company has not become aware of any information which would cause the information disclosed in the Questionnaires to become materially inaccurate and incorrect.

2.15           Litigation; Governmental Proceedings. There is no action, suit, proceeding, inquiry, arbitration, investigation, litigation or governmental proceeding pending or, to the Company’s knowledge, threatened against, or involving the Company or, to the Company’s knowledge, any executive officer or director which has not been disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents or in connection with the Company’s listing application for the listing of the Offered Shares on the Nasdaq, or which adversely affects or challenges the legality, validity or enforceability of this Agreement, the Representative’s Warrant Agreement or the Offered Shares.

2.16           Good Standing. The Company has been duly organized and is validly existing as a corporation and is in good standing under the laws of the Province of British Columbia as of the date hereof, and is duly qualified to do business and is in good standing in each other jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification, except where the failure to qualify, singularly or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

2.17           Insurance. The Company carries or is entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks which the Company believes are reasonably adequate, including, but not limited to, directors and officers insurance coverage at least equal to C$5,000,000 and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to have a Material Adverse Effect.

2.18           Transactions Affecting Disclosure to FINRA.

2.18.1      Finder’s Fees. Except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, there are no claims, payments, arrangements, agreements or understandings relating to the payment of a finder’s, consulting or origination fee by the Company or any Insider with respect to the sale of the Offered Shares hereunder or any other arrangements, agreements or understandings of the Company or, to the Company’s knowledge, any of its shareholders that may affect the Underwriters’ compensation, as determined by FINRA.

2.18.2      Payments Within Twelve (12) Months. Except as disclosed to the Representative or as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company has not made any direct or indirect payments (in cash, securities or otherwise) to: (i) any person, as a finder’s fee, consulting fee or otherwise, in consideration of such person raising capital for the Company or introducing to the Company persons who raised or provided capital to the Company; (ii) any FINRA member; or (iii) to the knowledge of the Company, any person or entity that has any direct or indirect affiliation or association with any FINRA member, within the twelve (12) months prior to the date of this Agreement, other than the payment to the Underwriters as provided hereunder in connection with the Offering.

2.18.3       Use of Proceeds. None of the net proceeds of the Offering will be paid by the Company to any participating FINRA member or, to the knowledge of the Company, its affiliates, except as specifically authorized herein.

2.18.4       FINRA Affiliation. There is no (i) officer or director of the Company, (ii) to the knowledge of the Company, beneficial owner of 10% or more of any class of the Company’s securities, or (iii) to the knowledge of the Company, beneficial owner of the Company’s unregistered equity securities which were acquired during the 180-day period immediately preceding the filing of the Registration Statement that is an affiliate or associated person of a FINRA member participating in the Offering (as determined in accordance with the rules and regulations of FINRA). Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company (i) does not have any material lending or other relationship with any bank, affiliate or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Offered Shares to repay any outstanding debt owed to any affiliate of any Underwriter.

2.18.5       Information. All information provided by the Company in its FINRA questionnaire to Representative Counsel specifically for use by Representative Counsel in connection with its Public Offering System filings (and related disclosure) with FINRA is true, correct and complete in all material respects.

2.19           Foreign Corrupt Practices Act. None of the Company and its Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company and its Subsidiaries or any shareholder of the Company acting on behalf of the Company and its Subsidiaries, has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any governmental agency or instrumentality of any government (domestic or foreign) or any political party or candidate for office (domestic or foreign) or other person who was, is, or may be in a position to help or hinder the business of the Company (or assist it in connection with any actual or proposed transaction) that (i) could reasonably be expected to subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, might have had a Material Adverse Change or (iii) if not continued in the future, might adversely affect the assets, business, operations or prospects of the Company. The Company has taken reasonable steps to ensure that its accounting controls and procedures are sufficient to cause the Company to comply in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended.

2.20           Compliance with OFAC. None of the Company or its Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and the Company will not, directly or, to its knowledge, indirectly, use the proceeds of the Offering hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

2.21           Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

2.22           Officer’s Certificate. Any certificate signed by any duly authorized officer of the Company and delivered to the Representative or to Representative Counsel shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

2.23           Lock-Up Agreements. Schedule 3 hereto contains a complete and accurate list of the Company’s officers and directors subject to lock-up (collectively, the “Lock-Up Parties”). The Company has caused each of the Lock-Up Parties to deliver to the Representative an executed Lock-Up Agreement, in the form attached hereto as Exhibit B (the “Lock-Up Agreement”), prior to the execution of this Agreement.

2.24           Subsidiaries. Except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company has no direct or indirect subsidiaries or variable interest entities and does not hold any equity interests in any other entity. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any lien, and all of the issued and outstanding shares of capital stock or equity interests of each Subsidiary are validly issued and fully paid, non-assessable, and free of pre-emptive and similar rights to subscribe for or purchase shares or equity interests. Except as would not reasonably be expected to have a Material Adverse Effect, all direct and indirect Subsidiaries of the Company are duly organized and in good standing under the laws of the place of organization or incorporation, and each Subsidiary is in good standing in each jurisdiction in which its ownership or lease of property or the conduct of business requires such qualification and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.25           Related Party Transactions. There are no related party transactions involving the Company or any of its Subsidiaries or any other person required to be described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents that have not been described as required.

2.26           Board of Directors. The Board is comprised of the persons set forth under the heading of Company’s Annual Information Form for the fiscal year ended December 31, 2020 captioned “Directors and Officers.” The qualifications of the persons serving as Board members and the overall composition of the Board comply with applicable Canadian Securities Laws and the listing rules of the Nasdaq. At least one member of the Audit Committee of the Board qualifies as an “audit committee financial expert,” as such term is defined under Regulation S-K and the listing rules of the Nasdaq.

2.27           Disclosure Controls. The Company will maintain, when applicable, disclosure controls and procedures that comply with Rule 13a-15 or 15d-15 under the Exchange Act Regulations, and such controls and procedures will, when applicable, be effective to ensure that all material information concerning the Company will be made known on a timely basis to the individuals responsible for the preparation of the Company’s Exchange Act filings and other public disclosure documents.

2.28           Sarbanes-Oxley Compliance. The Company is, or at the Applicable Time and on the Closing Date will be, in material compliance with the provisions of the Sarbanes-Oxley Act applicable to it, and has implemented or will implement such programs and taken reasonable steps to ensure the Company’s future compliance (not later than the relevant statutory and regulatory deadlines therefor) with all of the material provisions of the Sarbanes-Oxley Act.

2.29           Accounting Controls. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, which (i) are designed to provide reasonable assurance that material information relating to the Company and each of its subsidiaries is made known to those within the Company and each of its Subsidiaries responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent year end; and (iii) are effective in all material respects to perform the functions for which they were established. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated), including any material weaknesses in its internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company and its Subsidiaries will, when applicable, maintain systems of “internal control over financial reporting” (as defined under Rules 13a-15 and 15d-15 under the Exchange Act Regulations) that comply with the requirements of the Exchange Act and will have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

2.30           No Investment Company Status. The Company is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, will not be, required to register as an “investment company,” as defined in the U.S. Investment Company Act of 1940, as amended.

2.31           No Labor Disputes. No labor dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent. To the knowledge of the Company, no officer, director, key employee or consultant of the Company is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other similar type of contract or agreement or any restrictive covenant in favor of any third party, and, to the knowledge of the Company, the continued employment of each such executive officer does not subject the Company to any liability with respect to any of the foregoing matters. The Company is in material compliance with all applicable federal, state, provincial, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours.

2.32           Employee Benefit Laws. The Company is in compliance with all applicable federal, state, provincial or foreign laws relating to discrimination in the hiring, promotion or pay of employees, and all applicable federal, state, provincial or foreign wages and hours laws, except where the failure to so comply would reasonably be expected to have a Material Adverse Effect.

2.33           Intellectual Property.

2.33.1      Title, License or Right to Use. The Company and each of its Subsidiaries own, have valid and enforceable title to, license to, or otherwise have the right to use, all patents, patent applications, inventions, all rights, whether conveyed by operation of law or contract, to any and all inventions made by an employee working in the scope of his or her employment, trademarks, service marks, trade names, corporate names, trademark registrations, trademark applications, service mark registrations, logos, trade dress, designs, data, database rights, Internet domain names, websites, web content, copyrights, moral rights, works of authorship, licenses, proprietary information and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), and all other worldwide intellectual property and proprietary rights, including registrations and applications for registration thereof (including all rights pertaining to the foregoing anywhere in the world, including rights arising under international treaties and conventions), and all common law rights to intellectual property and associated goodwill (collectively, “Intellectual Property”) necessary for the conduct of their respective businesses as currently conducted, or which are described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents as being owned by or licensed to or used by the Company or its Subsidiaries. Where the Company and its Subsidiaries owns the Intellectual Property (the “Owned Intellectual Property”), the Owned Intellectual Property is owned by the Company or its Subsidiaries as sole and exclusive owner with good, valid and marketable title thereto, free and clear of all encumbrances. Where the Company or its Subsidiaries license the Intellectual Property (the “Licensed Intellectual Property”), to the knowledge of the Company, the Company or its Subsidiaries have valid and enforceable licenses to use any the Licensed Intellectual Property used by it in connection with, and as required for the business of the Company and its Subsidiaries. No licenses have been granted by the Company or its Subsidiaries for the Owned Intellectual Property, except as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

2.33.2      No Violation of Third -Party Intellectual Property. To the Company’s knowledge, the Company and its Subsidiaries’ conduct of their respective businesses as currently conducted does not and will not infringe, misappropriate or otherwise violate any Intellectual Property of any third party. The Owned Intellectual Property of the Company has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. To the knowledge of the Company, no Person has infringed, misappropriated or violated the Owned Intellectual Property nor does such Owned Intellectual Property infringe, misappropriate or violate the Intellectual Property of any third party. To the knowledge of the Company, there is no application pending of any other Person which would or would potentially interfere with or infringe any Owned Intellectual Property.

2.33.3      No Pending Action. Except as disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, to the Company’s knowledge, there is no pending or, threatened action, suit, proceeding or claim by others: (i) challenging the Company’s rights in or to any Owned or Licensed Intellectual Property, and to the knowledge of the Company, there are no facts which would form a reasonable basis for any such action, suit, proceeding or claim; (ii) challenging the validity, enforceability or scope of any Owned Intellectual Property; or (iii) asserting that the Company or its Subsidiaries infringe, misappropriate, or otherwise violate, or would, upon the commercialization of any product or service described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents as under development, infringe, misappropriate, or otherwise violate, any Intellectual Property rights of others, and to the Company’s knowledge there are no facts which would form a reasonable basis for any such action, suit, proceeding or claim.

2.33.4      Compliance; No Material Defects. To the knowledge of the Company, the Company and its Subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or its Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect, and all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Owned Intellectual Property. With the exception of any rights intentionally abandoned based on the Company’s business judgement during the normal course of prosecution, registrations, filings and actions necessary to preserve the rights of the Company and its Subsidiaries to its Owned Intellectual Property have been made or taken in accordance with the provisions of any applicable law, rule, regulation, judgment, order or decree of any Governmental Entity and all such Owned Intellectual Property is valid and subsisting, in compliance with any applicable law, rule, regulation, judgment, order or decree of any Governmental Entity (including payment of filing, examination and maintenance fees and proofs of use) and is not subject to any unpaid maintenance fees or taxes or actions.

2.33.5      Protection of Intellectual Property. The Company and its Subsidiaries have taken all reasonable measures, in accordance with sound industry practices, to protect, maintain and safeguard their Owned Intellectual Property and Licensed Intellectual Property, including, as appropriate, the execution of nondisclosure, confidentiality agreements and invention assignment agreements with their employees or service providers. Except as could not reasonably be expected to have a Material Adverse Effect, all employees and other developers of Owned Intellectual Property have executed written contracts with the Company or its Subsidiaries which (i) protect the confidentiality of all Owned Intellectual Property, (ii) effect the full and irrevocable assignment to the Company and its Subsidiaries of all of the Owned Intellectual Property conceived or reduced to practice by them for the Company or its Subsidiaries; and (iii) provide that employees and developers have waived all their non-assignable rights (including moral rights) in such Owned Intellectual Property in favor of the Company and its Subsidiaries.

2.33.6      Employees. The Company and its Subsidiaries have complied with their duty of candor and good faith as advised by the Company’s IP counsel at the time during the prosecution of the United States patents and patent applications with respect to the Owned Intellectual Property.

2.33.7      Duty of Candor and Good Faith. The Company and its Subsidiaries have complied with the duty of candor and good faith as required by the United States Patent and Trademark Office during the prosecution of the United States patents and patent applications with respect to the Owned Intellectual Property; and in all applicable foreign offices having similar requirements, the Company and its Subsidiaries have complied with all such requirements. None of the Company Owned Intellectual Property or Licensed Intellectual Property has been obtained or is being used by the Company or its Subsidiaries in violation of any contractual obligation binding on the Company or its Subsidiaries or any of their respective officers, directors or employees or otherwise in violation of the rights of any persons.

2.34           Trade Secrets. The Company and its Subsidiaries have taken reasonable and customary actions to protect their rights in and prevent the unauthorized use and disclosure of trade secrets and material confidential business information (including confidential source code, ideas, research and development information, know-how, formulas, compositions, technical data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, customer and supplier lists and information, pricing and cost information, business and marketing plans and proposals) owned by the Company and its Subsidiaries, and, to the knowledge of the Company, there has been no unauthorized use or disclosure of the trade secrets or confidential business information by the Company or its Subsidiaries.

2.35           IT Assets. Except as could not reasonably be expected to have a Material Adverse Effect, (i) the computers, software, servers, networks, data communications lines, and other information technology systems owned, licensed, leased or otherwise used by the Company or its Subsidiaries (excluding any public networks) (collectively, the “IT Assets”) operate and perform as is necessary for the operation of the business of the Company and its Subsidiaries as currently conducted as described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, and (ii) to the knowledge of the Company, such IT Assets are not infected by viruses, disabling code or other harmful code. The Company and its Subsidiaries have at all times implemented and maintained all industry standard controls, policies, procedures, and safeguards to maintain and protect the integrity, continuous operation, redundancy and security of all IT Assets.

2.36           Data Privacy and Security Laws. Except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, or would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied and are presently in compliance with all applicable privacy and data protection laws, judgments and orders binding on the Company or its Subsidiaries, statutes, rules and regulations of any Governmental Entity, privacy policies, and other contractual or legal obligations (collectively, the “Privacy Laws and Policies”), relating to the privacy and security of the business of the Company and its Subsidiaries including, without limitation, the information and technology systems and protection of personal data by the Company and its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect The Company and its Subsidiaries have taken reasonable steps, in accordance with all Privacy Laws and Policies, to protect the personal data (as defined under applicable privacy laws) in the possession of the Company and the Subsidiaries. Except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, to the Company’s knowledge there has been no security breach or unauthorized collection, use, disclosure, access, disablement, or modification of or relating to any such personal data and the Company has not received written notification of any security breach or unauthorized collection, use, disclosure, access, disablement, or modification of or relating to any such personal data.

2.37           Taxes. Each of the Company and its Subsidiaries has filed all returns (as hereinafter defined) required to be filed with taxing authorities prior to the date hereof or has duly obtained extensions of time for the filing thereof. Each of the Company and its Subsidiaries has paid all taxes (as hereinafter defined) shown as due on such returns that were filed and has paid all taxes imposed on or assessed against the Company or such respective Subsidiary. The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Registration Statement are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements. Except as disclosed in writing to the Underwriters, (i) no issues have been raised (and are currently pending) by any taxing authority in connection with any of the returns or taxes asserted as due from the Company or its Subsidiaries, and (ii) no waivers of statutes of limitation with respect to the returns or collection of taxes have been given by or requested from the Company or its Subsidiaries. The term “taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto. The term “returns” means all returns, declarations, reports, statements and other documents required to be filed in respect to taxes.

2.38           Employee Benefit Plan. The Company and its Subsidiaries have not established any “employee benefit plan” (as defined under the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder).

2.39           Ineligible Issuer. At the time of filing of the Registration Statement and any post-effective amendment thereto, at the time of effectiveness of the Registration Statement and any amendments thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act Regulations) of the Offered Shares and at the date hereof, the Company was and is an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

2.40           Real Property. Except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, the Company and its Subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects that do not, singly or in the aggregate, adversely affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, are in full force and effect, and neither the Company nor any Subsidiary has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, except as would not reasonably be expected to have a Material Adverse Effect.

2.41           Contracts Affecting Capital. There are no transactions, arrangements or other relationships between and/or among the Company, any of its affiliates (as such term is defined in Rule 405 of the Securities Act Regulations) and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any of its Subsidiaries’ liquidity or the availability of or requirements for their capital resources required to be described or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents which have not been described or incorporated by reference as required.

2.42           Loans to Directors or Officers. There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or its Subsidiaries to or for the benefit of any of the officers or directors of the Company, its Subsidiaries or any of their respective family members.

2.43           Industry Data. The statistical and market-related data included in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents are based on or derived from sources that the Company reasonably and in good faith believes are reliable and accurate or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

2.44           Consolidation/Reverse Share Split. The Company has taken all necessary corporate action to effectuate a consolidation, or reverse split, of its Common Shares on the basis of one (1) such share for each five (5) issued and outstanding shares thereof (the “Consolidation”), such Consolidation became effective on July 29, 2021.

2.45           Emerging Growth Company. From the time of filing the Registration Statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

2.46           Testing-the-Waters Communications. The Company has not engaged and has not authorized the Underwriters to engage in any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act (“Testing-the-Waters Communications”).

2.47           Electronic Road Show. The Company has made available any Bona Fide Electronic Road Show in compliance with Rule 433(d)(8)(ii) of the Securities Act Regulations such that no filing of any “road show” (as defined in Rule 433(h) of the Securities Act Regulations) is required in connection with the Offering.

2.48           Margin Securities. The Company owns no “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds of Offering will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause the Common Shares to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board.

2.49           Environmental Laws.

2.49.1      Compliance. The Company and its Subsidiaries are in compliance with all applicable federal, state, provincial and local laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”), except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

2.49.2      Permits. The Company has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, except where the failure to have or be in compliance with such permits, authorizations and approvals would not reasonably be expected to have a Material Adverse Effect.

2.49.3      Hazardous Substances. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its Subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any of its Subsidiaries is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any of its Subsidiaries, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not reasonably be expected to have, singularly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind by the Company or its Subsidiaries in violation of Environmental Laws onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge.

2.49.4      No Pending or Threatened Proceedings. There are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company.

2.49.5      No Basis for Action. To the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity against or affecting the Company relating to any Environmental Laws.

2.50           Compliance with FTC, U.S. Department of Health and Human Services. There is no complaint to or audit, proceeding, investigation (formal or informal) or claim currently pending against the Company or its Subsidiaries, or to the knowledge of the Company, any of its customers (specific to the customer’s use of the products or services of the Company) by the Federal Trade Commission, the U.S. Department of Health and Human Services and any office contained therein, or any similar authority in any jurisdiction other than the United States or any other Governmental Entity, and, to the knowledge of the Company, no such complaint, audit, proceeding, investigation or claim is threatened.

2.51           Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

2.52           Export and Import Laws. The Company and its Subsidiaries, and any director, officer or employee of the Company and its Subsidiaries, has acted at all times in compliance in all material respects with applicable Export and Import Laws (as defined below) and there are no claims, complaints, charges, investigations or proceedings pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any Governmental Entity under any Export or Import Laws. The term “Export and Import Laws” means the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act of 1979, as amended, the Export Administration Regulations, and all other applicable laws and regulations of the United States government regulating the provision of services to non-U.S. parties or the export and import of articles or information from and to the United States, and all applicable similar laws and regulations of any foreign government regulating the provision of services to parties not of the foreign country or the export and import of articles and information from and to the foreign country to parties not of the foreign country.

2.53           Integration. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the Offering to be integrated with prior offerings by the Company for purposes of the Securities Act that would require the registration of any such securities under the Securities Act.

2.54           Corporate Records. The corporate records of the Company and the Subsidiaries have been made available to the Representative and Representative Counsel, and such corporate records accurately in all material respects reflect all material transactions referred to in such records. There are no material transactions, agreements, dispositions or other actions of the Company or the Subsidiaries that are not properly approved and/or accurately and fairly recorded in the corporate records of the Company and the Subsidiaries, as applicable.

2.55           Stabilization. Neither the Company nor, to its knowledge, any of its employees, directors officers, shareholders, agents or affiliates (without the consent of the Representative) has taken, directly or indirectly, any action designed to or that has constituted or that might reasonably be expected to cause or result in, under Regulation M of the Exchange Act, or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

2.56           Canadian Securities Laws.

2.56.1      The Company is a reporting issuer in the Provinces of British Columbia, Saskatchewan and Ontario, is not in default of any material requirement of the Canadian Securities Laws and is not included on a list of defaulting reporting issuers maintained by the securities regulators of the Qualifying Jurisdictions.

2.56.2      The Company is in compliance in all material respects with its timely and continuous disclosure obligations under the Canadian Securities Laws and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under the Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred any Material Adverse Change since the respective dates as of which information is given in the Canadian Public Disclosure Documents which has not been publicly disclosed on a non-confidential basis and the Company has not filed any confidential material change reports since the date of such statements which remain confidential as at the date hereof.

2.56.3      The Canadian Public Disclosure Documents were prepared in accordance with and comply in all material respects with Canadian Securities Laws.

2.56.4      There are no reports or information that, in accordance with the requirements of the Canadian Securities Regulators or Canadian Securities Laws, must be made publicly available in connection with the Offering that have not been made publicly available as required. There are no documents required to be filed with the Canadian Securities Regulators in connection with the Offering that have not been filed as required, other than any post-closing filings required to be made by the Company pursuant to the Canadian Securities Laws.

2.57           Shelf Procedures Eligibility.

2.57.1      The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in the Qualifying Jurisdictions and is eligible to use the Shelf Procedures.

2.57.2      The Company has prepared and filed with the Canadian Securities Regulators in accordance with the Shelf Procedures, the Canadian Base Prospectus and has obtained receipts for the Canadian Base Prospectus from the Financial and Consumer Affairs Authority of Saskatchewan for and on behalf of itself and each of the other Canadian Securities Regulators. The aggregate amount of all Common Shares issued pursuant to the Canadian Base Prospectus does not and, upon completion of the Offering, will not exceed CDN$200,000,000, being the maximum allowable amount thereunder.

3.              Covenants of the Company.

The Company covenants and agrees as follows:

3.1             Final Prospectus Supplement Filing. The Company will, as soon as possible following the execution of this Agreement but, in any event, (i) no later than the Qualification Deadline, file the Canadian Prospectus Supplement including the Shelf Information in a form approved by the Underwriters, acting reasonably, in accordance with the passport system procedures provided for under NP 11-202 (the “Passport System”) with the Financial and Consumer Affairs Authority of Saskatchewan (in its capacity as the principal regulator under the Passport System) and with the Canadian Securities Regulators in each of the Qualifying Jurisdictions and (ii) no later than one business day after the filing of the Canadian Prospectus Supplement with the Canadian Securities Regulators in the Qualifying Jurisdictions, file with the Commission on EDGAR the U.S. Final Prospectus in a form approved by the Underwriters, acting reasonably, and advise the Underwriters promptly when each such filings have been made.

3.2             Compliance with United States Federal Securities Laws.

3.2.1          The Company shall comply with the Securities Act, the Securities Act Regulations, the Exchange Act, the Exchange Act Regulations and the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares as contemplated in this Agreement and in the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus. Without limiting the generality of the foregoing, the Company will, during the period when a prospectus relating to the Offered Shares is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 of the Securities Act Regulations (“Rule 172”) or any similar rule), file on a timely basis with the Commission and the Exchange, all reports and documents required to be filed under the Exchange Act.

3.2.2          The Company will notify the Representative promptly, and confirm the notice in writing: (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall have been filed; (ii) of the receipt of any comments from the Commission; (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the U.S. Preliminary Prospectus or the U.S. Final Prospectus or for additional information; (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, or of the suspension of the qualification of the Offered Shares and the Representative’s Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the Securities Act concerning the Registration Statement; and (v) if the Company becomes the subject of a proceeding under Section 8A of the Securities Act in connection with the Offering of the Offered Shares and the Representative’s Securities.

3.2.3          If at any time when a prospectus relating to the Offered Shares is (or, but for the exception afforded by Rule 172, would be) required by the Securities Act to be delivered in connection with sales of the Offered Shares, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to: (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) amend or supplement the Time of Sale Prospectus or the U.S. Final Prospectus in order that the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser; or (iii) amend the Registration Statement or amend or supplement the Time of Sale Prospectus or the U.S. Final Prospectus, as the case may be, in order to comply with the requirements of the Securities Act or the Securities Act Regulations, the Company will promptly: (A) give the Representative notice of such event; (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Time of Sale Prospectus or the U.S. Final Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Representative with copies of any such amendment or supplement; and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Representative or Representative Counsel shall reasonably object. The Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

3.3               Compliance with Canadian Securities Laws.

3.3.1          The Company shall comply with the Canadian Securities Laws so as to permit the completion of the distribution of the Offered Shares as contemplated in this Agreement and in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

3.3.2          If, during such period after the first date of the public offering of the Offered Shares based upon the reasonable advice of counsel for the Underwriters, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Prospectus Supplement in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, or if, based upon the reasonable advice of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Prospectus Supplement to comply with applicable law, the Company will forthwith prepare and file with the Canadian Securities Regulators in the Qualifying Jurisdictions, either amendments or supplements to the Canadian Prospectus Supplement so that the statements in the Canadian Prospectus Supplement as so amended or supplemented will not, in the light of the circumstances in which they were made, be misleading or so that the Canadian Prospectus Supplement, as amended or supplemented, will comply with applicable law.

3.3.3          In the event that the Company is required by Canadian Securities Laws (as a result of a change in Canadian Securities Laws or otherwise) to prepare and file a Canadian Prospectus Amendment, the Company shall prepare and deliver promptly to the Underwriters signed and certified copies of such Canadian Prospectus Amendment in the English language. Concurrently with the delivery of any Canadian Prospectus Amendment, the Company shall deliver to the Underwriters, with respect to such Canadian Prospectus Amendment, documents similar to those referred to in Sections 3.7 and 3.8.

3.4               Consultation with Underwriters. In addition to the matters set out above in Section 3.2, Section 3.3 and in Section 4.6, the Company will, in good faith, discuss with the Underwriters any change, event or fact contemplated in those Sections which is of a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 4.6 and will consult with the Underwriters with respect to the form and content of any Offering Document Amendment, it being understood and agreed that no such Offering Document Amendment will be filed with any Canadian Securities Regulator or the Commission, and no Offering Document Amendment will be distributed, prior to review by the Underwriters and their counsel, and the Company shall permit the Underwriters to reasonably review and participate in the preparation of any Offering Document Amendment and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfill its obligations as an underwriter under United States Securities Laws in order to enable it to responsibly execute the certificate in any Offering Document Amendment required to be executed by it.

3.5               Exchange Act Registration. For a period of three (3) years after the date of this Agreement, the Company shall use its commercially reasonable efforts to maintain the registration of the Common Shares under the Exchange Act and the Company shall not deregister the Common Shares under the Exchange Act without the prior written consent of the Representative; provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction. “Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person that is not an Affiliate of the Company, or (ii) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other person whereby such other person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination) and such transaction is not primarily for the purposes of raising capital.

3.6               Free Writing Prospectuses. The Company shall not make any offer relating to the Offered Shares that would constitute a Free Writing Prospectus.

3.7               Delivery to the Underwriters of Registration Statement. The Company has delivered or made available or shall deliver or make available to the Representative and Representative Counsel, upon request and without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Underwriters, upon request and without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters. The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

3.8               Delivery to the Underwriters of Offering Documents. The Company has delivered or made available or will deliver or make available to each Underwriter, without charge, as many copies of the U.S.  Preliminary Prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Offered Shares is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, such number of copies of the U.S. Final Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The U.S. Final Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date or Option Closing Date, as applicable, any offering material in connection with the offering and sale of the Offered Shares other than the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus and copies of the documents incorporated by reference therein.

3.9             Review of Financial Statements. For a period of three (3) years after the date of this Agreement, the Company, at its expense, shall cause its regularly engaged independent registered public accounting firm to review (but not audit) the Company’s interim financial statements for each of the three fiscal quarters that are not its fourth fiscal quarter immediately preceding the announcement of any quarterly financial information (provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction).

3.10           Listing. The Company shall use its commercially reasonable efforts to maintain the listing of the Common Shares (including the Offered Shares) on the Nasdaq and the CSE (or equivalent stock exchanges in the United States and Canada) for at least three (3) years from the date of this Agreement (provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction).

3.11           Financial Public Relations Firm. The Company shall retain, within two (2) months of the Closing, a financial public relations firm acceptable to the Representative, acting reasonably, and the Company, which firm shall be acceptable to regulatory agencies and experienced in assisting issuers in initial public offerings of securities and in their relations with their security holders, and shall retain such firm or another firm reasonably acceptable to the Representative for a period of not less than two (2) years after the Effective Date (provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction).

3.12           Reports to the Representative and Transfer Agent.

3.12.1      Periodic Reports, etc. For a period of three (3) years after the date of this Agreement, the Company shall furnish or make available to the Representative copies of such financial statements and other periodic and special reports as the Company from time to time furnishes generally to holders of any class of its securities and also promptly furnish to the Representative: (i) a copy of each annual report on Form 20-F the Company shall be required to file with the Commission under the Exchange Act and the Exchange Act Regulations; (ii) a copy of every press release and every news item and article with respect to the Company or its affairs which was released by the Company; (iii) a copy of each report on Form 6-K prepared and filed by the Company shall be required to furnish to the Commission under the Exchange Act and the Exchange Act Regulations; (iv) five copies of each registration statement filed by the Company under the Securities Act; and (v) a copy of each report or other communication furnished to stockholders and (vi) such additional documents and information with respect to the Company and the affairs of any future subsidiaries of the Company as the Representative may from time to time reasonably request; provided, the Representative shall sign, if requested by the Company, a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the Representative and Representative Counsel in connection with the Representative’s receipt of such information. Documents filed with the Commission pursuant to its EDGAR and SEDAR systems shall be deemed to have been delivered to the Representative pursuant to this Section 3.12.1.

3.12.2      Transfer Agent; Transfer Sheets. For a period of three (3) years after the date of this Agreement, the Company shall retain a reputable transfer agent and registrar acceptable to the Representative (the “Transfer Agent”) and shall furnish to the Representative at the Company’s sole cost and expense such transfer sheets of the Company’s securities as the Representative may reasonably request, including the daily and monthly consolidated transfer sheets of the Transfer Agent and DTC. Endeavor Trust Company is acceptable to the Representative to act as Transfer Agent for the Common Shares (provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction).

3.12.3      Trading Reports. During such time as the Common Shares, including the Offered Shares, are listed on the Exchange, the Company shall provide to the Representative, at the Company’s expense, such reports published by Exchange relating to price trading of the Offered Shares, as the Representative shall reasonably request (provided that the foregoing requirement shall automatically terminate upon the consummation of a Fundamental Transaction).

3.12.4      Payment of Expenses.

(i)                 General Expenses Related to the Offering. The Company hereby agrees to pay on each of the Closing Date and the Option Closing Date, if any, to the extent not previously paid, including the Advance (as such term is defined in Section 8.3 hereof), all expenses incident to the performance of the obligations of the Company under this Agreement, including, but not limited to: (a) all filing fees and communication expenses relating to the registration of the Offered Shares to be sold in the Offering (including the Option Securities) with the Commission; (b) all Public Offering Filing System filing fees and expenses associated with the review of the Offering by FINRA; (c) all fees and expenses relating to the listing of such Offered Shares on the Nasdaq and such other stock exchanges as the Company and the Representative together determine, including any fees charged by the DTC for new securities; (d) all fees, expenses and disbursements relating to background checks of the Company’s officers, directors and entities in an amount not to exceed US$15,000 in the aggregate; (e) all reasonable and documented fees, expenses and disbursements relating to the registration or qualification of such Offered Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, it being agreed that the Company shall make a payment of $5,000 to such counsel at Closing); (f) all reasonable and documented fees, expenses and disbursements relating to the registration, qualification or exemption of such Offered Shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (g) the costs of all mailing and printing of the underwriting documents (including, without limitation, the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Final Offering Documents and all amendments, supplements and exhibits thereto and as many Preliminary Offering Documents and Final Offering Documents as the Representative may reasonably deem necessary; (h) the costs and expenses of a public relations firm; (i) the costs of preparing, printing and delivering certificates (if any) representing the Offered Shares; (j) fees and expenses of the transfer agent for the Common Shares; (k) stock transfer, warrant transfer and/or stamp taxes, if any, payable upon the transfer of securities from the Company to the Underwriters; (l) the costs associated with post-Closing advertising the Offering in the national editions of then Wall Street Journal and New York Times; (m) the costs associated with bound volumes of the public offering material as well as commemorative mementos and lucit tombstones, each of which the company or its designee will provide within a reasonable time after the Closing in such quantities ass the Representative may reasonably request, in an amount not to exceed US$3,000; (n) the fees and expenses of the Company’s accountants; (o) the fees and expenses of the Company’s legal counsel and other agents and representatives; (p) the fees and expenses of the Representative’s legal counsel not to exceed US$125,000; (q) the US$29,500 cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for the Offering; (r) US$10,000 for data services and communications expenses; and (s) up to US$30,000 of the Representative’s actual accountable “road show”, market making and trading, and clearing firm settlement expenses for the Offering. The Representative may deduct from the net proceeds of the Offering payable to the Company on the Closing Date, or the Option Closing Date, if any, the expenses set forth herein to be paid by the Company to the Underwriters.

(ii)               Non-accountable Expenses. The Company further agrees that, in addition to the expenses payable pursuant to Section (i), on the Closing Date it shall pay to the Representative, by deduction from the net proceeds of the Offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by the Company from the sale of the Offered Shares, provided, however, that in the event that the Offering is terminated, the Company agrees to reimburse the Underwriters pursuant to Section 8.3 hereof.

3.13           Application of Net Proceeds. The Company shall apply the net proceeds from the Offering received by it in a manner consistent in all material respects with the application thereof described under the caption “Use of Proceeds” in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents.

3.14           Rule 158. The Company shall timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to its security holders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, Rule 158(a) under Section 11(a) of the Securities Act.

3.15           Internal Controls. The Company shall maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary in order to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.16           Accountants. The Company shall annually recommend to its shareholders an independent registered public accounting firm, and the Company shall continue to retain a nationally recognized independent registered public accounting firm for a period of at least three (3) years after the date of this Agreement. The Representative acknowledges that the Auditor is acceptable to the Representative.

3.17           FINRA. The Company shall advise the Representative (who shall make an appropriate filing with FINRA) if it is or becomes aware that (i) any officer or director of the Company, (ii) any beneficial owner of 5% or more of any class of the Company’s equity securities or (iii) to the knowledge of the Company, any beneficial owner of the Company’s unregistered equity securities which were acquired during the 180 days immediately preceding the original filing of the Registration Statement is or becomes an affiliate or associated person of a FINRA member participating in the Offering (as determined in accordance with the rules and regulations of FINRA).

3.18           Securities Laws Disclosure; Pre-Closing Publicity. At the request of the Representative, by 9:00 a.m. (New York City time) on the date following the date hereof, the Company shall issue a press release disclosing the material terms of the Offering. Except as set forth in the immediately preceding sentence, prior to the Closing Date and any Option Closing Date, the Company shall not issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, its condition, financial or otherwise, or earnings, business affairs or business prospects (except for routine communications in the ordinary course of business and consistent with the past practices of the Company and of which the Representative is notified), without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed unless in the judgment of the Company and its counsel, and after notification to the Representative, such press release or communication is required by law.

3.19           No Fiduciary Duties. The Company acknowledges and agrees that the Underwriters’ responsibility to the Company is solely contractual in nature and that none of the Underwriters or their affiliates or any selling agent shall be deemed to be acting in a fiduciary capacity, or otherwise owes any fiduciary duty to the Company or any of its affiliates in connection with the Offering and the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Company acknowledges that the Underwriters may have financial interests in the success of the Offering that are not limited to the difference between the price to the public and the purchase price paid to the Company by the Underwriters for the Offered Shares and the Underwriters have no obligation to disclose, or account to the Company for, any of such additional financial interests. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of fiduciary duty.

3.20           Company Lock-Up Agreements.

3.20.1      Restriction on Sales of Securities. The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of three (3) months after the date of this Agreement (the “Lock-Up Period”): (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (other than registration statements covering any employee or director stock option plan, incentive plan or stock ownership plan of the Company and only if any such plan is disclosed in the Registration Statement prior to the Effective Date and as long as the securities being registered are subject to lock-ups until at least three (3) months from the date of this Agreement); (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The restrictions contained in this Section 3.20.1 shall not apply to (i) the Offered Shares and the Representative’s Securities to be sold hereunder, (ii) the issuance by the Company of Common Shares upon the exercise of a stock option or warrant or the conversion of a security outstanding on the date hereof and disclosed in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, which terms may not be amended during the Lock-Up Period, provided that such options, warrants and securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or the conversion price of such securities or to extend the term of such securities, (iii) the grant by the Company of stock options or other stock-based awards, or the issuance of Common Shares under any equity compensation plan of the Company, or (iv) the issuance by the Company of Common Shares or other securities of the Company in connection with strategic transactions not for capital raising purposes, provided that in each of (ii) and (iii) above, the underlying Common Shares shall be restricted from sale during the entire Lock-Up Period.

3.20.2        Restriction on Continuous Offerings. Notwithstanding the restrictions contained in Section 3.20.1, the Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of 12 months after the date of this Agreement, directly or indirectly in any “at-the-market” or continuous equity transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

3.20.3        Release of D&O Lock-up Period. If the Representative, in its sole discretion, agrees to release or waive the restrictions set forth in the Lock-Up Agreements described in Section 3.20.1 hereof for an officer or director of the Company and provide the Company with notice of the impending release or waiver at least three (3) Business Days before the effective date of the release or waiver, the Company agrees to announce the impending release or waiver by a press release substantially in the form of Exhibit C hereto through a major news service at least two (2) Business Days before the effective date of the release or waiver.

3.20.4       Blue Sky Qualifications. The Company shall use its commercially reasonable efforts, in cooperation with the Underwriters, if necessary, to qualify the Offered Shares for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Offered Shares; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

3.20.5        Reporting Requirements. The Company, during the period when a prospectus relating to the Offered Shares is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the Securities Act, will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and Exchange Act Regulations.

3.20.6        Emerging Growth Company Status. The Company shall promptly notify the Representative if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Offered Shares within the meaning of the Securities Act and (ii) fifteen (15) days following the completion of the Lock-Up Period.

3.20.7        IRS Forms. The Company shall deliver to each Underwriter (or its agent), prior to or at the Closing Date, a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 or an IRS Form W-8, as appropriate, together with all required attachments to such form.

4.              Conditions of Underwriters’ Obligations.

The obligations of the Underwriters to purchase and pay for the Offered Shares, as provided herein, shall be subject to (i) the continuing accuracy of the representations and warranties of the Company as of the date hereof and as of each of the Closing Date and the Option Closing Date, if any; (ii) the accuracy of the statements of officers of the Company made pursuant to the provisions hereof; (iii) the performance by the Company of its obligations hereunder; and (iv) the following conditions:

4.1               Regulatory Matters.

4.1.1          Effectiveness of Registration Statement. The Registration Statement has become effective not later than 5:00 p.m., Eastern time, on the date of this Agreement or such later date and time as shall be consented to in writing by the Representative, and, on each of the Closing Date and any Option Closing Date, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto shall have been issued under the Securities Act, no order preventing or suspending the use of the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall have been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated by the Commission. The Company has complied with each request (if any) from the Commission for additional information.

4.1.2          No Cease Trade Order. On each of the Closing Date and any Option Closing Date, no cease trade order shall have been issued by any Canadian Securities Regulator and no proceedings for such purpose, to the knowledge of the Company, will be pending or threatened.

4.1.3          FINRA Clearance. On or before the date of this Agreement, the Representative shall have received correspondence from FINRA that it will raise no objection as to the amount of compensation allowable or payable to the Underwriters as described in the Registration Statement.

4.1.4          Exchange Stock Market Clearance. On the Closing Date, the Company’s Common Shares (including the Firm Shares and any Option Shares to be issued on the Closing Date, shall have been approved for listing on the Nasdaq, subject only to official notice of issuance. On the first Option Closing Date (if any), the Option Shares to be issued on such Option Closing Date shall have been approved for listing on the Nasdaq, subject only to official notice of issuance.

4.1.5          CSE Approval. On the Closing Date, the CSE shall not have objected to the Offering and the listing of the Firm Shares, the Option Shares and the Underlying Common Shares, subject only to the satisfaction of the customary listing conditions.

4.2               Company Counsel Matters.

4.2.1          Closing Date Opinion of U.S. Counsel. On the Closing Date, the Representative shall have received the favorable opinion of Troutman Pepper Hamilton Sanders LLP, special U.S. counsel to the Company, and a written statement providing certain “10b-5” negative assurances, dated the Closing Date and addressed to the Representative, substantially in the form of Exhibit D attached hereto.

4.2.2          Closing Date Opinion of Canadian Counsel. On the Closing Date, the Representative shall have received the favorable opinion of DLA Piper LLP, Canadian legal counsel to the Company, dated the Closing Date and addressed to the Representative, substantially in the form of Exhibit E attached hereto and containing customary assumptions and exclusions.

4.2.3          Opinion of Special Intellectual Property Counsel for the Company. On the Closing Date, the Representative shall have received the opinion of DLA Piper (Canada) LLP, as intellectual property counsel for the Company, dated the Closing Date and addressed to the Representative, substantially in the form of Exhibit F attached hereto and containing customary assumptions and exclusions.

4.2.4          Option Closing Date Opinions of Counsel. On the Option Closing Date, if any, the Representative shall have received the favorable opinions of each counsel listed in Sections 4.2.1, 4.2.2 and 4.2.3, dated the Option Closing Date, addressed to the Representative and in form and substance reasonably satisfactory to the Representative, confirming as of the Option Closing Date, the statements made by such counsels in their respective opinions delivered on the Closing Date.

4.2.5          Reliance. In rendering such opinions, such counsel may rely: (i) as to matters involving the application of laws other than the laws of the United States and Canada and jurisdictions in which they are admitted, to the extent such counsel deems proper and to the extent specified in such opinion, if at all, upon an opinion or opinions (in form and substance reasonably satisfactory to the Representative) of other counsel reasonably acceptable to the Representative, familiar with the applicable laws, and alternatively, such opinion of other counsel may be addressed directly to the Representative; and (ii) as to matters of fact, to the extent they deem proper, on certificates or other written statements of officers of the Company and officers of departments of various jurisdictions having custody of documents respecting the corporate existence or good standing of the Company; provided that copies of any such statements or certificates shall be delivered to Representative Counsel if requested. The opinions of each counsel listed in Sections 4.2.2 and 4.2.3, and any opinions relied upon by such counsel shall include a statement to the effect that they may be relied upon by Representative Counsel in such counsel’s opinions delivered to the Underwriters.

4.3               Comfort Letters.

4.3.1          Cold Comfort Letter. At the time this Agreement is executed the Representative shall have received a cold comfort letter from the Auditor containing statements and information of the type customarily included in accountants’ comfort letters with respect to the financial statements and certain financial information contained or incorporated or deemed incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, addressed to the Representative and in form and substance satisfactory in all respects to the Representative and to the Auditor, dated as of the date of this Agreement.

4.3.2          Bring-down Comfort Letter. At each of the Closing Date and the Option Closing Date, if any, the Representative shall have received from the Auditor a letter, dated as of the Closing Date or the Option Closing Date, as applicable, to the effect that the Auditor reaffirms the statements made in the letter furnished pursuant to Section 4.3.1, except that the specified date referred to shall be a date not more than three (3) Business Days prior to the Closing Date or the Option Closing Date, as applicable.

4.4               Officers’ Certificates.

4.4.1          Officers’ Certificate. The Company shall have furnished to the Representative a certificate, dated the Closing Date or Option Closing Date, as applicable, of its Chief Executive Officer and its Chief Financial Officer stating that (i) such officers have carefully examined the Registration Statement, the Time of Sale Prospectus, and the Final Offering Documents and, in their opinion, the Registration Statement and each amendment thereto, as of the Applicable Time and as of the Closing Date or Option Closing Date, and as at the time it became effective under the Securities Act (including any information omitted from the Registration Statement at the time the Registration Statement became effective but that is deemed to be part of and included in the Registration Statement pursuant to General Instruction II.L. of Form F-10 under the Securities Act), did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Time of Sale Prospectus, as of the Applicable Time and as of the Closing Date or Option Closing Date, as applicable, any Free Writing Prospectus as of its date and as of the Closing Date or Option Closing Date, as applicable, and the Final Offering Documents and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date or Option Closing Date, as applicable, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) since the effective date of the Registration Statement, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents, (iii)  as of the Closing Date or Option Closing Date, as applicable, the representations and warranties of the Company in this Agreement are true and correct and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or Option Closing Date, as applicable, and (iv) there has not been, subsequent to the date of the most recent audited financial statements included or incorporated by reference in the Time of Sale Prospectus, any Material Adverse Change in the financial position or results of operations of the Company, or any change or development that, singularly or in the aggregate, would involve or reasonably be expected to result in a Material Adverse Change, in or affecting the condition (financial or otherwise), results of operations, business, assets or prospects of the Company, except as set forth in the Final Offering Documents.

4.4.2          Secretary’s Certificate. At each of the Closing Date and any Option Closing Date, the Representative shall have received a certificate of the Company signed by the Secretary of the Company, dated the Closing Date or Option Closing Date, as applicable, certifying: (i) that each of the Articles and similar governing documents is true and complete, has not been modified and is in full force and effect; (ii) that the resolutions of the Board relating to the Offering are in full force and effect and have not been modified; (iii) as to the accuracy and completeness of all correspondence between the Company or its counsel and the Canadian Securities Regulators or Commission, if applicable; (iv) the good standing and the foreign qualification of the Company and its Subsidiaries; and (v) as to the incumbency of the officers of the Company. The documents referred to in such certificate shall be attached to such certificate.

4.5               No Material Changes. Prior to and on each of the Closing Date and each Option Closing Date, if any: (i) there shall have been no Material Adverse Change or development that would reasonably expected to result in Material Adverse Change in the condition or prospects or the business activities, financial or otherwise, of the Company, or any of its Subsidiaries, from the latest dates as of which such condition is set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents; (ii) no action, suit or proceeding, at law or in equity, shall have been pending or threatened against the Company or any director or officer before or by any court or federal or state commission, board or other administrative agency wherein an unfavorable decision, ruling or finding would reasonably be expected to result in a Material Adverse Change, except as set forth in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents; (iii) no stop order shall have been issued under the Securities Act and no proceedings therefor shall have been initiated or threatened by the Commission; (iv) no cease trade order shall have been issued by any Canadian Securities Regulator; (v) no action shall have been taken and no law, statute, rule, regulation or order shall have been enacted, adopted or issued by any Governmental Entity which would prevent the issuance or sale of the Offered Shares or result in a Material Adverse Change; (vi) no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued which would prevent the issuance or sale of the Offered Shares or result in a Material Adverse Change; and (vii) the Registration Statement, the Time of Sale Prospectus and the U.S. Final Prospectus and any amendments or supplements thereto shall contain all material information which is required to be stated therein in accordance with the Securities Act and the Securities Act Regulations and shall conform in all material respects to the requirements of the Securities Act and the Securities Act Regulations, and neither the Registration Statement, the Time of Sale Prospectus nor the Final Offering Documents nor any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6               No Material Misstatement or Omission. The Underwriters shall not have discovered and disclosed to the Company on or prior to the Closing Date and any Option Closing Date that the Registration Statement, or any amendment or supplement thereto, at the time it became effective under the Securities Act (including any information omitted from the Registration Statement at the time the Registration Statement became effective but that is deemed to be part of and included in therein pursuant to General Instruction II.L. of Form F-10 under the Securities Act), contains an untrue statement of a fact which, in the opinion of Representative Counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the Registration Statement, the Time of Sale Prospectus, the U.S. Final Prospectus, or any amendment or supplement thereto, as of its date and the Closing Date or Option Closing Date, as applicable, contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

4.7               Corporate Proceedings. All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Offered Shares, the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents and all other legal matters relating to this Agreement and the transactions contemplated hereby and thereby shall be reasonably satisfactory in all material respects to Representative Counsel, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

4.8               Delivery of Agreements.

4.8.1          Lock-Up Agreements. On or before the date of this Agreement, the Company shall have delivered to the Representative executed copies of the Lock-Up Agreements from each of the persons listed in Schedule 3 hereto.

4.8.2          Representative’s Warrant Agreement. On each of the Closing Date and any Option Closing Date, the Company shall have delivered to the Representative an executed copy of the Representative’s Warrant Agreement.

4.9               Additional Documents. On the Closing Date and on each Option Closing Date (if any) Representative Counsel shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling Representative Counsel to deliver an opinion to the Underwriters, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Firm Shares and Option Shares (as applicable) and the Representative’s Warrant as herein contemplated shall be satisfactory in form and substance to the Representative and Representative Counsel.

5.                   Indemnification.

5.1               Indemnification of the Underwriters.

5.1.1          General. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates and each of its and their respective directors, officers, members, employees, representatives, partners, shareholders, affiliates, counsel and agents and each person, if any, who controls any such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Underwriter Indemnified Parties,” and each an “Underwriter Indemnified Party”), against any and all loss, liability, claim, judgment, assessment, damage and expense whatsoever (including but not limited to any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Underwriter Indemnified Parties and the Company or between any of the Underwriter Indemnified Parties and any third party, or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries (a “Claim”), (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in (A) the Registration Statement, the Time of Sale Prospectus, any Preliminary Offering Document or any Final Offering Document (as from time to time each may be amended and supplemented); (B) any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the Offering, including any “road show” or investor presentations made to investors by the Company (whether in person or electronically); or (C) any application or other document or written communication (in this Section 5, collectively called “application”) executed by the Company or based upon written information furnished by the Company in any jurisdiction in order to qualify the Offered Shares and Representative’s Securities under the securities laws thereof or filed with the Commission, any state securities commission or agency, the Nasdaq, any other national securities exchange or the CSE; or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, unless such statement or omission was made in reliance upon, and in conformity with, the Underwriters’ Information or (ii) otherwise arising in connection with or allegedly in connection with the Offering. The Company also agrees that it will reimburse each Underwriter Indemnified Party for all fees and expenses (including but not limited to any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Underwriter Indemnified Parties and the Company or between any of the Underwriter Indemnified Parties and any third party, or otherwise) (collectively, the “Expenses”), and further agrees wherever and whenever possible to advance payment of Expenses as they are incurred by an Underwriter Indemnified Party in investigating, preparing, pursuing or defending any Claim.

5.1.2          Procedure. If any action is brought against an Underwriter Indemnified Party in respect of which indemnity may be sought against the Company pursuant to Section 5.1.1, such Underwriter Indemnified Party shall promptly notify the Company in writing of the institution of such action provided that failure by any Underwriter Indemnified Party shall not relieve the Company of any obligation or liability which the Company may have on account of this Section 5 or otherwise to such Underwriter Indemnified Party, and the Company shall assume the defense of such action, including the employment and reasonable fees of counsel (subject to the approval of such Underwriter Indemnified Party) and payment of actual expenses if an Underwriter Indemnified Party requests that the Company do so. Such Underwriter Indemnified Party shall also have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Company, and shall be advanced by the Company. The Company shall not be liable for any settlement of any action effected without its consent (which shall not be unreasonably withheld). In addition, the Company shall not, without the prior written consent of the Underwriters, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action in respect of which advancement, reimbursement, indemnification or contribution may be sought hereunder (whether or not such Underwriter Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination (i) includes an unconditional release of each Underwriter Indemnified Party, acceptable to such Underwriter Indemnified Party, from all liabilities, expenses and claims arising out of such action for which indemnification or contribution may be sought and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Underwriter Indemnified Party.

5.2               Indemnification of the Company. Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, judgement, assessment, damage and expense described in the foregoing indemnity from the Company to the several Underwriters, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions made in the Registration Statement, any Preliminary Offering Document, the Time of Sale Prospectus or Final Offering Documents or any amendment or supplement thereto or in any application, in reliance upon, and in strict conformity with, the Underwriters’ Information. In case any action shall be brought against the Company or any other person so indemnified based on any Preliminary Offering Documents, the Registration Statement, the Time of Sale Prospectus or Final Offering Documents or any amendment or supplement thereto or any application, and in respect of which indemnity may be sought against any Underwriter, such Underwriter shall have the rights and duties given to the Company, and the Company and each other person so indemnified shall have the rights and duties given to the several Underwriters by the provisions of Section 5.1.2. The Company agrees promptly to notify the Representative of the commencement of any litigation or proceedings against the Company or any of its officers, directors or any person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, in connection with the issuance and sale of the Offered Shares or in connection with the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents.

5.3               Contribution.

5.3.1          Contribution Rights. If the indemnification provided for in this Section 5 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 5.1 or 5.2 in respect of any loss, liability, claim, judgment, assessment, damage or expense, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, judgment, assessment, damage or expense, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other, from the Offering, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other, with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Underwriters, on the other, with respect to such Offering shall be deemed to be in the same proportion as the total net proceeds from the Offering of the Offered Shares purchased under this Agreement (before deducting expenses) received by the Company, as set forth in the table on the cover page of the Prospectus, on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the Offered Shares purchased under this Agreement, as set forth in the table on the cover page of the Prospectus, on the other hand. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 5.3.1 were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, liability, claim, judgment, assessment, damage or expense, or action in respect thereof, referred to above in this Section 5.3.1 shall be deemed to include, for purposes of this Section 5.3.1, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5.3.1 in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the Offering of the Offered Shares exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5.3.2          Contribution Procedure. Within fifteen (15) days after receipt by any party to this Agreement (or its representative) of notice of the commencement of any action, suit or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (“contributing party”), notify the contributing party of the commencement thereof, but the failure to so notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit or proceeding is brought against any party, and such party notifies a contributing party or its representative of the commencement thereof within the aforesaid 15 days, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified. Any such contributing party shall not be liable to any party seeking contribution on account of any settlement of any claim, action or proceeding affected by such party seeking contribution on account of any settlement of any claim, action or proceeding affected by such party seeking contribution without the written consent of such contributing party. The contribution provisions contained in this Section 5.3.2 are intended to supersede, to the extent permitted by law, any right to contribution under the Securities Act, the Exchange Act or otherwise available. Each Underwriter’s obligations to contribute pursuant to this Section 5.3.2 are several and not joint.

6.              Default by an Underwriter.

6.1               Default Not Exceeding 10% of Firm Shares or Option Shares. If any Underwriter or Underwriters shall default in its or their obligations to purchase the Firm Shares or the Option Shares, if the Over-allotment Option is exercised hereunder, and if the number of the Firm Shares or Option Shares with respect to which such default relates does not exceed in the aggregate 10% of the number of Firm Shares or Option Shares that all Underwriters have agreed to purchase hereunder, then such Firm Shares or Option Shares to which the default relates shall be purchased by the non-defaulting Underwriters in proportion to their respective commitments hereunder.

6.2               Default Exceeding 10% of Firm Shares or Option Shares. In the event that the default addressed in Section 6.1 relates to more than 10% of the Firm Shares or Option Shares, the Representative may in the its discretion arrange for itself or for another party or parties to purchase such Firm Shares or Option Shares to which such default relates on the terms contained herein. If, within two (2) Business Days after such default relating to more than 10% of the Firm Shares or Option Shares, the Representative does not arrange for the purchase of such Firm Shares or Option Shares, the Company shall be entitled to a further period of one (1) Business Day within which to procure another party or parties satisfactory to the Representative to purchase said Firm Shares or Option Shares on such terms as the Representative agrees. In the event that neither the Representative nor the Company arrange for the purchase of the Firm Shares or Option Shares to which a default relates as provided in this Section 6, this Agreement will automatically be terminated by the Representative or the Company without liability on the part of the Company (except as provided in Section 5 hereof) or the several Underwriters (except as provided in Section 5 hereof); provided, however, that if such default occurs with respect to the Option Shares, this Agreement will not terminate as to the Firm Shares; and provided, further, that nothing herein shall relieve a defaulting Underwriter of its liability, if any, to the other Underwriters and to the Company for damages occasioned by its default hereunder.

6.3               Postponement of Closing Date. In the event that the Firm Shares or Option Shares to which the default relates are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Representative or the Company shall have the right to postpone the Closing Date or Option Closing Date for a reasonable period, but not in any event exceeding five (5) Business Days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents or in any other documents and arrangements, and the Company agrees to file promptly any amendment to the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents that in the opinion of Representative Counsel may thereby be made reasonably necessary. The term “Underwriter” as used in this Agreement shall include any party substituted under this Section 6 with like effect as if it had originally been a party to this Agreement with respect to such Common Shares.

7.                   Additional Covenants.

7.1               Board Composition and Board Designations. The Company shall ensure that: (i) the qualifications of the persons serving as members of the Board and the overall composition of the Board comply with applicable requirements of the Sarbanes-Oxley Act, the Exchange Act and the listing rules of the Nasdaq or any other applicable national securities exchange, as the case may be, in the event the Company seeks to have any of its securities listed on another such exchange, and (ii) if applicable, at least one member of the Audit Committee of the Board qualifies as an “audit committee financial expert,” as such term is defined under Regulation S-K and the listing rules of the Nasdaq.

7.2               Prohibition on Press Releases and Public Announcements. The Company shall not issue press releases or engage in any other publicity, without the Representative’s prior written consent, for a period ending at 5:00 p.m., Eastern time, on the first (1st) Business Day following the forty-fifth (45th) day after the Closing Date, other than normal and customary releases issued in the ordinary course of the Company’s business, unless in the judgment of the Company and its counsel, and after notification to the Representative, such press release or publicity is required by law.

7.3               Right of First Refusal. Provided that the Firm Shares are sold in accordance with the terms of this Agreement, the Representative shall have an irrevocable right of first refusal (the “Right of First Refusal”), for a period of twelve (12) months after the date the Offering is completed, to act as sole and exclusive investment banker, sole and exclusive book-runner, sole and exclusive financial advisor (provided that nothing in this agreement shall restrict the Company from engaging a financial advisor in connection with an M&A transaction where such engagement does not include an offering component), sole and exclusive underwriter and/or sole and exclusive placement agent, at the Representative’s sole and exclusive discretion, for each and every future public and private equity and debt offering, including all equity linked financings (each, a “Subject Transaction”), during such twelve (12) month period, of the Company, or any successor to or subsidiary of the Company, on market terms and conditions for such Subject Transactions. For the avoidance of any doubt, the Company shall not, during such twelve (12) month period, retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without complying with the Right of First Refusal.

The Company shall notify the Representative of its intention to pursue a Subject Transaction, including the material terms thereof, by providing written notice thereof by email, registered mail or overnight courier service addressed to the Representative. If the Representative fails to exercise, or is deemed to not exercise by failing to respond, its Right of First Refusal with respect to any Subject Transaction within ten (10) Business Days after the mailing of such written notice, then the Representative shall have no further claim or right with respect to the Subject Transaction. The Representative may elect, in its sole and absolute discretion, not to exercise its Right of First Refusal with respect to any Subject Transaction; provided that any such election by the Representative shall not adversely affect the Representative’s Right of First Refusal with respect to any other Subject Transaction during the twelve (12) month period agreed to above.

8.               Effective Date of this Agreement and Termination Thereof.

8.1               Effective Date. This Agreement shall become effective when both the Company and the Representative have executed the same and delivered counterparts of such signatures to the other party on July 29, 2021.

8.2               Termination. The Representative shall have the right to terminate this Agreement at any time prior to any Closing Date, (i) if any domestic or international event or act or occurrence has materially disrupted, or in the Representative’s opinion will in the immediate future materially disrupt, general securities markets in the United States; or (ii) if trading on the Nasdaq Stock Market LLC shall have been suspended or materially limited, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required by FINRA or by order of the Commission or any other Governmental Entity having jurisdiction; or (iii) if the United States shall have become involved in a new war or an increase in major hostilities, that in the judgment of the Representative is material and adverse and makes it impracticable to market the Offered Shares in the manner and on the terms described in the Time of Sale Prospectus or the Final Offering Documents or to enforce contracts for the sale of securities; or (iv) if a banking moratorium has been declared by a New York State or federal authority; or (v) if a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States securities markets; or (vi) if the Company shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in the Representative’s opinion, make it inadvisable to proceed with the delivery of the Firm Shares or Option Shares; or (vii) if the Company is in material breach of any of its representations, warranties or covenants hereunder; or (viii) if the Representative shall have become aware after the date hereof of such a Material Adverse Change in the conditions or prospects of the Company, or such adverse material change in general market conditions as in the Representative’s judgment would make it impracticable to proceed with the offering, sale and/or delivery of the Offered Shares or to enforce contracts made by the Underwriters for the sale of the Offered Shares.

8.3               Expenses. Notwithstanding anything to the contrary in this Agreement, except in the case of a default by the Underwriters, pursuant to Section 6.2 above, in the event that this Agreement shall not be carried out for any reason whatsoever, within the time specified herein or any extensions thereof pursuant to the terms herein, the Company shall be obligated to pay to the Underwriters their actual and accountable out-of-pocket expenses related to the transactions contemplated herein then due and payable (including the fees and disbursements of Representative’s Counsel) up to $225,000 (inclusive of the $30,000 advance for out-of-pocket accountable expenses previously paid by the Company to the Representative (the “Advance”)), and upon demand the Company shall pay the full amount thereof to the Representative on behalf of the Underwriters; provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement. Notwithstanding the foregoing, any advance received by the Representative will be reimbursed to the Company to the extent not actually incurred in compliance with FINRA Rule 5110(f)(2)(C).

8.4               Survival of Indemnification. Notwithstanding any contrary provision contained in this Agreement, any election hereunder or any termination of this Agreement, and whether or not this Agreement is otherwise carried out, the provisions of Section 5 shall remain in full force and effect and shall not be in any way affected by, such election or termination or failure to carry out the terms of this Agreement or any part hereof.

8.5               Representations, Warranties, Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its affiliates or selling agents, any person controlling any Underwriter, its officers or directors or any person controlling the Company or (ii) delivery of and payment for the Offered Shares.

9.              Miscellaneous.

9.1               Notices. All communications hereunder, except as herein otherwise specifically provided, shall be in writing and shall be mailed (registered or certified mail, return receipt requested), personally delivered, sent by e-mail, or facsimile transmission and confirmed, and shall be deemed given when so delivered, e-mailed or faxed and confirmed or if mailed, two (2) days after such mailing.

If to the Representative:

ThinkEquity, a division of Fordham Financial Management, Inc.
17 State Street, 22nd Floor
New York, New York 10004
Attention: Mr. Eric Lord, Head of Investment Banking
Fax No.: (212) 349-2550

E-mail: el@think-equity.com

with a copy (which shall not constitute notice) to:

Clark Wilson LLP
900 – 885 West Georgia Street
Vancouver, BC V6C 3H1 Canada
Attn: Mr. Virgil Z. Hlus

Fax No.: (604)687-6314

If to the Company:

Draganfly Inc.
2108 St. George Avenue
Saskatoon, Saskatchewan S7M 0K7
Attention: Paul Sun, CFO

E-mail: Paul.Sun@draganfly.com

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP
Suite 2800, Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2Z7 Canada
Attention: Denis Silva

Fax No: (604) 687-1612

9.2               Research Analyst Independence. The Company acknowledges that each Underwriter’s research analysts and research departments are required to be independent from its investment banking division and are subject to certain regulations and internal policies, and that such Underwriter’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the Offering that differ from the views of their investment banking division. The Company acknowledges that each Underwriter is a full service securities firm and as such from time to time, subject to applicable securities laws, rules and regulations, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the Company; provided, however, that nothing in this Section 9.2 shall relieve the Underwriter of any responsibility or liability it may otherwise bear in connection with activities in violation of applicable securities laws, rules or regulations.

9.3               Headings. The headings contained herein are for the sole purpose of convenience of reference and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

9.4               Amendment. This Agreement may only be amended by a written instrument executed by each of the parties hereto.

9.5               Entire Agreement. This Agreement (together with the other agreements and documents being delivered pursuant to or in connection with this Agreement) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof. Notwithstanding anything to the contrary set forth herein, it is understood and agreed by the parties hereto that all other terms and conditions of that certain engagement letter between the Company and the Representative, dated December 22, 2020, that are intended to survive shall remain in full force and effect.

9.6               Binding Effect. This Agreement shall inure solely to the benefit of and shall be binding upon the Representative, the Underwriters, the Company and the controlling persons, directors and officers referred to in Section 5 hereof, and their respective successors, legal representatives, heirs and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provisions herein contained. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of securities from any of the Underwriters.

9.7               Governing Law; Consent to Jurisdiction; Trial by Jury. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws principles thereof. The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.1 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company agrees that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

9.8               Execution in Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Delivery of a signed counterpart of this Agreement by facsimile or email/pdf transmission shall constitute valid and sufficient delivery thereof.

9.9               Waiver, etc. The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way effect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding between the Underwriters and the Company, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between us.

Very truly yours,

DRAGANFLY INC.

By:	/s/ Cameron Chell
Name: Cameron Chell
Title: Chief Executive Officer

Confirmed as of the date first written above mentioned, on behalf of itself and as Representative of the several Underwriters named on Schedule 1 hereto:

THINKEQUITY
A Division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking

Schedule 1

Underwriter	Total Number of Firm Shares to be Purchased	Number of Additional Shares to be Purchased if the Over-Allotment Option is Fully Exercised by the Representative
ThinkEquity, a division of Fordham Financial Management, Inc.	5,000,000	750,000

TOTAL	5,000,000	750,000

Sch.1-1

Schedule 2

Pricing Information

Number of Firm Shares: 5,000,000

Number of Option Shares: 750,000

Public Offering Price per Share: $4.00

Underwriting Discount per Share: $0.28

Underwriting non-accountable expense allowance per Share: $0.04

Proceeds to Company per Share (before expenses): $3.68

Sch.1-2

Schedule 3

List of Lock-Up Parties

Cameron Chell

Scott Larson

Olen Aasen

Andrew Hill Card Jr.

Justin Hannewyk

John M. Mitnick

Denis Silva

Paul Sun

John Bagocius

Sch.1-3

Exhibit A

Form of Representative’s Warrant Agreement

THE REGISTERED HOLDER OF THIS PURCHASE WARRANT BY ITS ACCEPTANCE HEREOF, AGREES THAT IT WILL NOT SELL, TRANSFER OR ASSIGN THIS PURCHASE WARRANT EXCEPT AS HEREIN PROVIDED AND THE REGISTERED HOLDER OF THIS PURCHASE WARRANT AGREES THAT IT WILL NOT SELL, TRANSFER, ASSIGN, PLEDGE OR HYPOTHECATE THIS PURCHASE WARRANT FOR A PERIOD OF ONE HUNDRED EIGHTY DAYS FOLLOWING THE EFFECTIVE DATE (DEFINED BELOW) TO ANYONE OTHER THAN (I) THINKEQUITY, A DIVISION OF FORDHAM FINANCIAL MANAGEMENT, INC., OR AN UNDERWRITER OR A SELLING FIRM IN CONNECTION WITH THE OFFERING, OR (II) A BONA FIDE OFFICER OR PARTNER OF THINKEQUITY, A DIVISION OF FORDHAM FINANCIAL MANAGEMENT, INC., OR OF ANY SUCH UNDERWRITER OR SELLING FIRM.

THIS PURCHASE WARRANT IS NOT EXERCISABLE PRIOR TO [________________] [DATE THAT IS SIX MONTHS FROM THE EFFECTIVE DATE OF THE OFFERING]. VOID AFTER 5:00 P.M., EASTERN TIME, [________________] [DATE THAT IS THREE YEARS FROM THE EFFECTIVE DATE OF THE OFFERING].

WARRANT TO PURCHASE COMMON SHARES

DRAGANFLY INC.

Warrant Shares: _______	Initial Exercise Date: _____________________, 2021

THIS WARRANT TO PURCHASE COMMON SHARES (the “Warrant”) certifies that, for value received, ______________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after _____________________, 2021 (the “Initial Exercise Date”) and, in accordance with FINRA Rule 5110(f)(2)(G)(i), prior to at 5:00 p.m. (New York time) on the date that is [three (3)] years following the Effective Date (the “Termination Date”) but not thereafter, to subscribe for and purchase from Draganfly Inc., a British Columbia corporation (the “Company”), up to ______ Common Shares, with no par value per share, of the Company (the “Warrant Shares”), as subject to adjustment hereunder. The purchase price of one Common Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.                   Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed, or a legal holiday in the United States or day in which banking institutions in the State of New York are required by law or other governmental action to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day

Ex. A-1

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, with no par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Effective Date” means the effective date of the registration statement on Form F-10 (File No. 333- 258074), including any related prospectus or prospectuses, for the registration of the Warrant and the Warrant Shares under the Securities Act, that the Company has filed with the Commission.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Offering” means the offering of securities pursuant to which this Warrant was issued.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise.

“Trading Day” means a day on which the Common Shares are traded on a Trading Market, provided however, that if a Trading Day is not a Business Day, then “Trading Day” shall mean the next following Business Day.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the Canadian Securities Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted for trading on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the Common Shares are then quoted for trading on the OTCQB or OTCQX operated by OTC Markets Group, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the OTCQB or OTCQX as applicable, (c) if the Common Shares are then quoted for trading on the Pink Open Market operated by OTC Markets Group (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share reported on the Pink Open Market, or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Ex. A-2

Section 2.                   Exercise.

(a)                Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and at or prior to 5:00 p.m. (New York City time) on the Termination Date by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) of a duly executed facsimile copy (or e-mail attachment) of the Notice of Exercise form annexed hereto. Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following the date of exercise as aforesaid, the Holder shall deliver to the Company the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within five (5) Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Days of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b)                Exercise Price. The exercise price per Common Share under this Warrant shall be $5.00, subject to adjustment hereunder (the “Exercise Price”).

(c)                Cashless Exercise. In lieu of exercising this Warrant by delivering the aggregate Exercise Price by wire transfer or cashier’s check, at the election of the Holder this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

Ex. A-3

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a “cashless exercise,” the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the registered characteristics of the Warrants being exercised, and the holding period of the Warrants being exercised may be tacked on to the holding period of the Warrant Shares. The Company agrees not to take any position contrary to this Section 2(c). The Company shall not take any action that would prevent the exercise of this Warrant by means of a “cashless exercise” (as contemplated under Section 2(c) hereof) or make Rule 144 unavailable to the Holder for resale of the Warrant Shares without volume or manner-of-sale restrictions or current public information requirements unless the Warrant Shares are registered for resale pursuant to an effective registration statement under the Securities Act.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

Mechanics of Exercise.

(i)               Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by its transfer agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (the “DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by Holder, or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 and, in either case, the Warrant Shares have been sold by the Holder prior to the Warrant Share Delivery Date (as defined below), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). If the Warrant Shares can be delivered via DWAC, the transfer agent shall have received from the Company, at the expense of the Company, any legal opinions or other documentation required by it to deliver such Warrant Shares without legend (subject to receipt by the Company of reasonable back up documentation from the Holder, including with respect to affiliate status) and, if applicable and requested by the Company prior to the Warrant Share Delivery Date, the transfer agent shall have received from the Holder a confirmation of sale of the Warrant Shares (provided the requirement of the Holder to provide a confirmation as to the sale of Warrant Shares shall not be applicable to the issuance of unlegended Warrant Shares upon a cashless exercise of this Warrant if the Warrant Shares are then eligible for resale pursuant to Rule 144(b)(1)). The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised, with payment to the Company of the Exercise Price (or by cashless exercise, if permitted) and all taxes required to be paid by the Holder, if any, pursuant to Section 2(c)(vi) prior to the issuance of such shares, having been paid. If the Company fails for any reason to deliver to the Holder the Warrant Shares subject to a Notice of Exercise by the second Trading Day following the Warrant Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Shares on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after the second Trading Day following such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise.

Ex. A-4

(ii)             Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(iii)             Rescission Rights. If the Company fails to cause its transfer agent to deliver to the Holder the Warrant Shares pursuant to Section 2(c)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise; provided, however, that the Holder shall be required to return any Warrant Shares or Common Shares subject to any such rescinded exercise notice concurrently with the return to Holder of the aggregate Exercise Price paid to the Company for such Warrant Shares and the restoration of Holder’s right to acquire such Warrant Shares pursuant to this Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

(iv)            Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue by (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Common Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.

(v)              No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

Ex. A-5

(vi)            Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all transfer agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

(vii)            Closing of Books. The Company shall not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(viii)          Signature. This Section 2 and the exercise form attached hereto set forth the totality of the procedures required of the Holder in order to exercise this Warrant. Without limiting the preceding sentences, no ink-original exercise form shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any exercise form be required in order to exercise this Warrant. No additional legal opinion, other information or instructions shall be required of the Holder to exercise this Warrant. The Company shall honor exercises of this Warrant and shall deliver Shares underlying this Warrant in accordance with the terms, conditions and time periods set forth herein.

(d)                Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Common Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Company’s transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(d), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(d) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Ex. A-6

Section 3.                   Certain Adjustments.

(a)                Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of reverse share split or consolidation) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of Common Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. For the purposes of clarification, the Exercise Price of this Warrant will not be adjusted in the event that the Company or any subsidiary thereof, as applicable, sells or grants any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or Common Share Equivalents, at an effective price per share less than the Exercise Price then in effect.

(b)                Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Common Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to all or substantially all of the record holders of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Common Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

Ex. A-7

(c)                Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Common Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation). To the extent that this Warrant has not been partially or completely exercised at the time of such Distribution, such portion of the Distribution shall be held in abeyance for the benefit of the Holder until the Holder has exercised this Warrant.

(d)                Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger, amalgamation, arrangement or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(d) on the exercise of this Warrant), the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation or is otherwise the continuing corporation, and any additional consideration (the “Alternate Consideration”) receivable by holders of Common Shares as a result of such Fundamental Transaction for each Common Share for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(d) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares or other securities of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares or other securities (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares or other securities, such number of shares or other securities and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein.

Ex. A-8

(e)                Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding treasury shares, if any) issued and outstanding.

(f)                 Notice to Holder.

(i)              Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly mail to the Holder a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(ii)              Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) the Company shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of the Company or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Shares, any consolidation, merger, amalgamation or arrangement to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be mailed a notice to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, amalgamation, arrangement, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, amalgamation, arrangement, sale, transfer or share exchange; provided that the failure to provide such notice or any defect therein shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K or a Report of Foreign Private Issuer on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Ex. A-9

Section 4.                   Transfer of Warrant.

(a)                Transferability. Pursuant to FINRA Rule 5110(g)(1), neither this Warrant nor any Warrant Shares issued upon exercise of this Warrant shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the Offering, except the transfer of any security:

(i)                 by operation of law or by reason of reorganization of the Company;

(ii)               to any FINRA member firm participating in the Offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction in this Section 4(a) for the remainder of the time period;

(iii)             if the aggregate amount of securities of the Company held by the Holder or related person do not exceed 1% of the securities being offered;

(iv)              that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

(v)                the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction in this Section 4(a) for the remainder of the time period.

Subject to the foregoing restriction, any applicable securities laws and the conditions set forth in Section 4(d), this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date the Holder delivers an assignment form to the Company assigning this Warrant full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

Ex. A-10

(b)                New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

(c)                Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d)                Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5.                   Registration Rights.

5.1               Demand Registration.

5.1.1          Grant of Right. The Company, upon written demand (a “Demand Notice”) of the Holder(s) of at least 51% of the Warrants and/or the underlying Warrant Shares (the “Majority Holders”), agrees to register, on one occasion, all or any portion of the Warrant Shares underlying the Warrants (collectively, the “Registrable Securities”). On such occasion, the Company shall file a registration statement with the Commission covering the Registrable Securities within sixty (60) days after receipt of a Demand Notice and use its reasonable best efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the Commission; provided, however, that the Company shall not be required to comply with a Demand Notice if the Company has filed a registration statement with respect to which the Holder is entitled to piggyback registration rights pursuant to 5.2 hereof and either: (i) the Holder has elected to participate in the offering covered by such registration statement or (ii) if such registration statement relates to an underwritten primary offering of securities of the Company, until the offering covered by such registration statement has been withdrawn or until thirty (30) days after such offering is consummated. The demand for registration may be made at any time beginning on the Initial Exercise Date and expiring on the fifth anniversary of the Effective Date. The Company covenants and agrees to give written notice of its receipt of any Demand Notice by any Holder(s) to all other registered Holders of the Warrants and/or the Registrable Securities within ten (10) days after the date of the receipt of any such Demand Notice.

Ex. A-11

5.1.2          Terms. The Company shall bear all fees and expenses attendant to the registration of the Registrable Securities pursuant to 5.1.1, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. The Company agrees to use its commercially reasonable efforts to cause the filing required herein to become effective promptly and to qualify or register the Registrable Securities in such States as are reasonably requested by the Holder(s); provided, however, that in no event shall the Company be required to register the Registrable Securities in a State in which such registration would cause: (i) the Company to be obligated to register or license to do business in such State or submit to general service of process in such State, or (ii) the principal shareholders of the Company to be obligated to escrow their shares of capital stock of the Company. The Company shall cause any registration statement filed pursuant to the demand right granted under Section 5.1.1 to remain effective for a period of at least twelve (12) consecutive months after the date that the Holders of the Registrable Securities covered by such registration statement are first given the opportunity to sell all of such securities. The Holders shall only use the prospectuses provided by the Company to sell the Warrant Shares covered by such registration statement, and will immediately cease to use any prospectus furnished by the Company if the Company advises the Holder that such prospectus may no longer be used due to a material misstatement or omission. Notwithstanding the provisions of this Section 5.1.2, the Holder shall be entitled to a demand registration under this Section 5.1.2 on only one (1) occasion and such demand registration right shall terminate on the fifth anniversary of the date of the Underwriting Agreement (as defined below) in accordance with FINRA Rule 5110(f)(2)(G)(iv).

5.1.3          Notwithstanding the foregoing, Section 5.1.1 shall not apply if the Holder can exercise this Warrant by means of a “cashless exercise” (as contemplated under Section 2(c) hereof) and the Warrant Shares issued upon such cashless exercise are eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144.

5.2             “Piggy-Back” Registration.

5.2.1          Grant of Right. In addition to the demand right of registration described in Section 5(a) hereof, the Holder shall have the right, for a period of no more than two (2) years from the Initial Exercise Date in accordance with FINRA Rule 5110(f)(2)(G)(v), to include the Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form S-8 or any equivalent form); provided, however, that if, solely in connection with any primary underwritten public offering for the account of the Company, the managing underwriter(s) thereof shall, in its reasonable discretion, impose a limitation on the number of Registrable Securities which may be included in the Registration Statement because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities with respect to which the Holder requested inclusion hereunder as the underwriter shall reasonably permit. Any exclusion of Registrable Securities shall be made pro rata among the Holders seeking to include Registrable Securities in proportion to the number of Registrable Securities sought to be included by such Holders; provided, however, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities, the holders of which are not entitled to inclusion of such securities in such Registration Statement or are not entitled to pro rata inclusion with the Registrable Securities.

5.2.2          Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to Section 5.2.1 hereof, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than thirty (30) days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holders shall continue to be given for each registration statement filed by the Company during the two (2) year period following the Initial Exercise Date until such time as all of the Registrable Securities have been sold by the Holder. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice within ten (10) days of the receipt of the Company’s notice of its intention to file a registration statement. Except as otherwise provided in this Warrant, there shall be no limit on the number of times the Holder may request registration under this Section 5.2.2; provided, however, that such registration rights shall terminate on the second anniversary of the Initial Exercise Date.

Ex. A-12

5.2.3          Notwithstanding the foregoing, Section 5.2.1 shall not apply if the Holder can exercise this Warrant by means of a “cashless exercise” (as contemplated under Section 2(c) hereof) and the Warrant Shares issued upon such cashless exercise are eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144.

5.3            General Terms

5.3.1          Indemnification. The Company shall indemnify the Holder(s) of the Registrable Securities to be sold pursuant to any registration statement hereunder and each person, if any, who controls such Holders within the meaning of Section 15 of the Securities Act or Section 20 (a) of the Exchange Act against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, arising from such registration statement but only to the same extent and with the same effect as the provisions pursuant to which the Company has agreed to indemnify the Underwriters contained in Section 5.1 of the Underwriting Agreement between the Underwriters and the Company, dated as of _____________________, 2021. The Holder(s) of the Registrable Securities to be sold pursuant to such registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company, against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Securities Act, the Exchange Act or otherwise, arising from information furnished by or on behalf of such Holders, or their successors or assigns, in writing, for specific inclusion in such registration statement to the same extent and with the same effect as the provisions contained in Section 5.2 of the Underwriting Agreement pursuant to which the Underwriters have agreed to indemnify the Company.

5.3.2          Exercise of Warrants. Nothing contained in this Warrant shall be construed as requiring the Holder(s) to exercise their Warrants prior to or after the initial filing of any registration statement or the effectiveness thereof.

5.3.3          Documents Delivered to Holders. The Company shall furnish to each Holder participating in any of the foregoing offerings and to each underwriter of any such offering, if any, a signed counterpart, addressed to such Holder or underwriter, of: (i) an opinion of counsel to the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under any underwriting agreement related thereto), and (ii) a “cold comfort” letter dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement) signed by the independent registered public accounting firm which has issued a report on the Company’s financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants’ letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities. The Company shall also deliver promptly to each Holder participating in the offering requesting the correspondence and memoranda described below and to the managing underwriter, if any, copies of all correspondence between the Commission and the Company, its counsel or auditors and all memoranda relating to discussions with the Commission or its staff with respect to the registration statement and permit each Holder and underwriter to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary to comply with applicable securities laws or rules of FINRA. Such investigation shall include access to books, records and properties and opportunities to discuss the business of the Company with its officers and independent auditors, all to such reasonable extent and at such reasonable times as any such Holder shall reasonably request.

Ex. A-13

5.3.4          Underwriting Agreement. The Company shall enter into an underwriting agreement with the managing underwriter(s), if any, selected by any Holders whose Registrable Securities are being registered pursuant to this Section 5, which managing underwriter shall be reasonably satisfactory to the Company. Such agreement shall be reasonably satisfactory in form and substance to the Company, each Holder and such managing underwriters, and shall contain such representations, warranties and covenants by the Company and such other terms as are customarily contained in agreements of that type used by the managing underwriter. The Holders shall be parties to any underwriting agreement relating to an underwritten sale of their Registrable Securities and may, at their option, require that any or all the representations, warranties and covenants of the Company to or for the benefit of such underwriters shall also be made to and for the benefit of such Holders. Such Holders shall not be required to make any representations or warranties to or agreements with the Company or the underwriters except as they may relate to such Holders, their Warrant Shares and their intended methods of distribution.

5.3.5          Documents to be Delivered by Holder(s). Each of the Holder(s) participating in any of the foregoing offerings shall furnish to the Company a completed and executed questionnaire provided by the Company requesting information customarily sought of selling security holders.

5.3.6          Damages. Should the registration or the effectiveness thereof required by Sections 5.1 and 5.2 hereof be delayed by the Company or the Company otherwise fails to comply with such provisions, the Holder(s) shall, in addition to any other legal or other relief available to the Holder(s), be entitled to obtain specific performance or other equitable (including injunctive) relief against the threatened breach of such provisions or the continuation of any such breach, without the necessity of proving actual damages and without the necessity of posting bond or other security.

Section 6.                   Miscellaneous.

(a)                No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(c)(i).

(b)                Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which shall in no event include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company shall make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

(c)                Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then, such action may be taken or such right may be exercised on the next succeeding Trading Day.

(d)                Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company shall take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Ex. A-14

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, amalgamation, arrangement, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company shall (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)                Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the underwriting agreement, dated _____________________, 2021, by and between the Company and ThinkEquity, a division of Fordham Financial Management, Inc., as representatives of the underwriters set forth therein (the “Underwriting Agreement”).

(f)                 Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g)                Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Underwriting Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(h)                Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Underwriting Agreement.

Ex. A-15

(i)                 Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(j)                 Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(k)                Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(l)                 Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(m)              Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(n)                Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

Ex. A-16

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

DRAGANFLY INC.

By:
Name:
Title:

Ex. A-17

NOTICE OF EXERCISE

TO:         DRAGANFLY INC.

(1)      The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)      Payment shall take the form of (check applicable box):

☐	in lawful money of the United States; or

☐	if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)      Please register and issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

_______________________________

_______________________________

_______________________________

(4)      Accredited Investor. If the Warrant is being exercised via cash exercise, the undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity: _______________________________________________________________

Signature of Authorized Signatory of Investing Entity: _________________________________________

Name of Authorized Signatory: ___________________________________________________________

Title of Authorized Signatory: ____________________________________________________________

Date: ________________________________________________________________________________

ASSIGNMENT FORM

(To assign the foregoing warrant, execute this form and supply required information.
Do not use this form to exercise the warrant.)

FOR VALUE RECEIVED, [____] all of or [_______] shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.

_______________________________________________________________

Dated: ______________, _______

Holder’s Signature: ____________________________

Holder’s Address: _____________________________

_____________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

Exhibit B

Form of Lock-Up Agreement

July ________, 2021

ThinkEquity
A Division of Fordham Financial Management, Inc.
17 State Street, 22nd Fl
New York, NY 10004

As Representative of the several Underwriters named on Schedule 1 to the Underwriting Agreement referenced below

Ladies and Gentlemen:

The undersigned understands that ThinkEquity, a Division of Fordham Financial Management, Inc. (the “Representative”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Draganfly Inc., a British Columbia corporation (the “Company”), providing for the public offering (the “Public Offering”) of common shares of the Company, without par value per share (the “Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

To induce the Representative to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representative, the undersigned will not, during the period commencing on the date hereof and ending six months after the date of the Underwriting Agreement relating to the Public Offering (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities. The foregoing sentence shall not apply to:

(a) receipt of securities (including on a “net” basis) solely made in connection with exercises of outstanding stock options or warrants or vesting and/or redemptions (as prescribed in the applicable equity incentive plan) of restricted share units or other equity awards of the Company, provided that any Shares received upon such exercise, vesting and/or redemption will be subject to the terms of this lock-up agreement;

(b) a transfer of Shares or securities convertible into, or exercisable or exchangeable/redeemable for Shares to immediate family members, family partnerships, or trusts, the only partners or beneficiaries of which are the undersigned and/or a member of his or her immediate family;

(c) transfers upon the death of the undersigned to his or her executors, legatees or beneficiaries, including by will or other testamentary document or intestacy, or a bona fide gift, including to a charitable organization or educational institution, or for bona fide estate planning purposes;

(d) transactions relating to the Shares or other securities acquired in the Offering or in open market transactions after the completion of the Public Offering; provided that no filing under Section 13 or Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or other public announcement shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of Shares or other securities acquired in such open market transactions;

Ex. B-1

(e) the transfer of Shares or any security convertible into or exercisable or exchangeable/redeemable for Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement, separation agreement or other court order;

(f) the transfer to the Company of Shares or any security convertible into or exercisable or exchangeable for Shares upon death, disability, termination of employment or cessation of services;

(g) to a partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (2) to a corporation, member, partner, partnership, limited liability company, trust or other entity that is an affiliate (as defined in Rule 405 as promulgated by the SEC under the Securities Act of 1933, as amended) of the undersigned; or (3) to any investment fund or other entity controlled or managed by the undersigned or affiliates of the undersigned (including where the undersigned is a partnership, to a successor partnership or fund, or any other funds managed by such partnership);

(h) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b), (c) and (g) above;

(i) any transfer of Shares or any security convertible into or exercisable or exchangeable for Shares to the Company pursuant to arrangements under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such share;

(j) the transfer of Shares or any security convertible into or exercisable or exchangeable/redeemable for Shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the board of directors of the Company, made to all holders of Shares involving a Change of Control (as defined below), provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Shares owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement;

(k) the entry into, establishment or amendment of trading plans by the undersigned pursuant to Rule 10b5-1 under the Exchange Act, automatic securities disposition plans or trading plans to a similar effect permitted under applicable Canadian (federal or provincial) laws, rules and regulations, in each case for the transfer of Lock-Up Securities, if then permitted by the Company; provided that such plans do not provide for the transfer of Lock-Up Securities during the Lock-up Period; and

(l) the transfer of Shares in connection with the vesting, redemption, settlement, or exercise of restricted share units, stock options, warrants or other rights or awards to receive or purchase Shares (including, in each case, by way of “net” or “cashless” exercise/redemption), including for the payment of the exercise or redemption price, transaction fees and/or tax withholdings or remittance payments due as a result of the vesting, redemption, settlement, or exercise of such securities, provided that any remaining Shares received upon such exercise, redemption, vesting, settlement or conversion following such transfer shall be subject to the terms of this lock-up agreement, provided that, (i) in the case of any transfers pursuant to clauses (b), (c), (g) and (h) above, each transferee or donee agrees to be bound in writing by the terms of this lock-up agreement prior to such transfer and (ii) in the case of any transfers pursuant to clauses (b), (c), (f), (g), (h) and (l), it shall be a condition to such transfer that any required regulatory or public filing, report or announcement reporting a reduction in beneficial ownership of Shares shall clearly indicate therein the nature and conditions of such transfer (to the extent permitted by law and the mandatory filing format).

For purposes of clause (b), “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin.

Ex. B-2

For purposes of clause (j), “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to the Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) more than 50% of the number of outstanding voting securities of the Company (or the surviving entity) and 50% of the voting control of the outstanding voting securities of the Company (or the surviving entity).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Securities except in compliance with this lock-up agreement.

If the undersigned is an officer or director of the Company, (i) the undersigned agrees that the foregoing restrictions shall be equally applicable to any issuer-directed or “friends and family” Shares that the undersigned may purchase in the Public Offering; (ii) the Representative agrees that, at least three (3) business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Lock-Up Securities, the Representative will notify the Company of the impending release or waiver; and (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two (2) business days before the effective date of the release or waiver. Any release or waiver granted by the Representative hereunder to any such officer or director shall only be effective two (2) business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer of Lock-Up Securities not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of such transfer.

The undersigned understands that the Company and the Representative are relying upon this lock-up agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned understands that, if the Underwriting Agreement is not executed by May 30, 2021 or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, then this lock-up agreement shall be void and of no further force or effect.

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Ex. B-3

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Representative.

Very truly yours,

(Name – Please Print)

(Signature

(Name of Signatory, in the case of entities – Please Print)

(Title of Signatory, in the case of entities – Please Print)

Address:

Ex. B-4

Exhibit C

Form of Press Release

[COMPANY]

[Date]

[COMPANY] (the “Company”) announced today that ThinkEquity, a division of Fordham Financial Management, Inc., acting as representative for the underwriters in the Company’s recent public offering of _______ common shares of the Company, is [waiving] [releasing] a lock-up restriction with respect to _______ common shares of the Company held by [certain officers or directors] [an officer or director] of the Company. The [waiver] [release] will take effect on _____________________, 20___, and the shares may be sold on or after such date.

This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.

Ex. C-1

Exhibit D

Form of Legal Opinion of U.S. Counsel

Ex. D-1

Exhibit E

Form of Legal Opinion of Canadian Counsel

Ex. E-1

Exhibit F

Opinion of Special Intellectual Property Counsel

Ex. F-1